Exhibit (d)
DESCRIPTION OF
THE REPUBLIC OF ITALY
December 31, 2007

INCORPORATION OF DOCUMENTS BY REFERENCE
                    This document is the Republic of Italy’s Annual Report on Form 18-K (“Annual Report”) under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.
TABLE OF CONTENTS

Summary Information	6

Republic of Italy	9
Area and Population	9
Government and Political Parties	10
The European Union	12
Membership of International Organizations	15

The Italian Economy	16
General	16
2008 Developments	18
Gross Domestic Product	19
Principal Sectors of the Economy	23
Employment and Labor	33
Prices and Wages	35

Monetary System	37
Monetary Policy	37
Exchange Rate Policy	41
Banking Regulation	41
Measures Adopted to Address the 2008 Banking Crisis	48
Credit Allocation	50
Exchange Controls	50

The External Sector of the Economy	52
Foreign Trade	52
Geographic Distribution of Trade	54
Balance of Payments	56
Reserves and Exchange Rates	61

Public Finance	63
The Budget Process	63
European Economic and Monetary Union	63
Accounting Methodology	66
Measures of Fiscal Balance	66
The Council Recommendation to Italy Relating to its Excessive Government Deficit	68
The 2007 Stability and Growth Program	68
The 2009-2013 Program Document	70
Revenues and Expenditures	73
Expenditures	75
Revenues	78
Government Enterprises	80
Privatization Program	81
Government Real Estate Disposal Program	83

Public Debt	84
Summary of External Debt	89
Debt Service	90
Debt Record	91

Tables and Supplementary Information	92

                    Except as otherwise specified, all amounts are expressed in euro (“euro”). With the implementation of the third stage of European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and Italian lire (“lira” or “lire”) was irrevocably fixed at Lit. 1,936.27 per €1.00. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire. Prior to 1999, however, the exchange rate of the lira against other euro constituent currencies was subject to market fluctuation. See “External Sector of the Economy—Reserves and Exchange Rates—U.S. Dollar/Euro Exchange Rate” for certain information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

Defined terms and conventions
                    We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.
•	Gross domestic product or GDP means the total value of products and services produced inside a country during the relevant period.

•	Gross national product or GNP means GDP plus income earned by a country’s nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

•	Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other member states of the European Union.

•	The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. “Labor force” means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

•	The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The harmonized consumer price index is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

•	Net borrowing, or budget deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with European Union accounting requirements.

•	Primary balance, is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.
Unless otherwise indicated, we have expressed:
•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.
Information Sources
                    The source for most of the financial and demographic statistics for Italy included in this Annual Report is data prepared by Istituto Nazionale di Statistica, or ISTAT, an Italian government entity established to provide comprehensive information used for European comparisons, elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d’Italia) dated May 31, 2008. We also include in this Annual Report information published by the Organization for Economic Co-operation and Development, or OECD, and the Statistical Office of the European Communities, or Eurostat, particularly in connection with comparative data.
                    Certain other financial and statistical information contained in this Annual Report has been derived from official Italian government sources, including the 2009-2013 Program Document (Documento di Programmazione Economica e Finanziaria) and the November 2007 Update to the Stability and Growth Program (Programma di Stabilitá dell’Italia — Aggiornamento Novembre 2007). In this Annual Report we have substituted statistical data published by ISTAT for equivalent information derived from Bank of Italy sources that was published in earlier filings we have prepared.
Revised National Accounts
                    In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. These were intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.
                    In December 2005, ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions include: (i) a new methodology to evaluate the amortization of movable and fixed assets, (ii) a new accounting treatment for financial intermediary services, (iii) revisions to the methodology for calculating general Government and investment expenditure, and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis.
                    In connection with revisions to the national accounting system implemented in December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain (2001 with regard to the relevant tables included in this document), component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the SEC prior to March 12, 2007. The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

                    All references herein to “Italy” or the “Republic” are to The Republic of Italy, all references herein to the “Government” are to the central Government of The Republic of Italy and all references to the “general government” are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the “Treasury” or the “Ministry of the Treasury” or the “Ministry of Economy and Finance” or the “Ministry” are interchangeable and refer to the same entity.

SUMMARY INFORMATION
                    The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.
                    Gross Domestic Product: According to International Monetary Fund data published in September 2008, the economy of Italy, as measured by 2007 GDP, is the seventh largest in the world. In 2007, Italy’s annual real GDP growth in Italy was 1.5 per cent, compared to 1.8 per cent in 2006 and 0.6 per cent in 2005. Italy’s GDP growth rate has been lower than the average GDP growth rate of the euro area each year in the past decade. The growth gap between other euro area countries and Italy in the past decade reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The slower growth rate registered in 2007 was primarily due to a slowdown in the growth of the world economy and higher inflation resulting mainly from a rise in the price of food products and energy. Conversely, the higher growth rate recorded in 2006 was principally due to strong world demand and the cyclical upturn in the euro area in that year. The slow growth recorded in 2005 was mainly due to Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market.
                    The European Economic and Monetary Union: Italy is a signatory of the Treaty on European Union of 1992, also known as the “Maastricht Treaty,” which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the budget deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date conversion from their old national currencies into the euro was irrevocably fixed and the euro became legal tender. The number of member countries increased to 12 on January 1, 2001, when Greece joined the EMU. Slovenia became the thirteenth member on January 1, 2007, followed one year later by Cyprus and Malta and by Slovakia on January 1, 2009. On January 4, 1999 the noon buying rate for the euro as reported by the European Central Bank (the “Noon Buying Rate”) was €1 for US$1.1812. Since that date initially, the euro depreciated against the dollar, reaching a low of €1 for $0.8270 on October 25, 2000 and thereafter progressively appreciated against the dollar, reaching a high of €1 for $1.599 on July 15, 2008. The dollar appreciated rapidly against the euro after that date and on January 12, 2009, the ECB exchange rate was €1 for $1.3394. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002.
                    Foreign Trade: Over half of Italy’s exports and imports involve other European Union countries. Italy’s main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. Since 2000, Italy’s balance of payments has recorded current account deficits each year. This was principally due to increased competition from developing countries in South-East Asia, the depreciation of currencies in Asia, unfavorable exchange rates in the period 2003-2007 and the rise in price of oil and gas.

                    Inflation: As measured by the European Union harmonized consumer price index, in 2007 the inflation rate in the euro area and Italy grew by 2.1 per cent and 2.0 per cent, respectively, compared to 2.2 per cent in 2006 and 2005 in both the euro area and Italy.
                    Public Finance: Italy historically has experienced substantial budget deficits and high public debt. Countries participating in the EMU are required to reduce “excessive deficits,” adopting budgetary balance as a medium-term objective, and to reduce public debt. Italy recorded budget deficits as a percentage of GDP higher than the 3.0 per cent reference rate imposed by the Maastricht Treaty in 2001 and each year during 2003-2006. In 2007, however, Italy’s budget deficit decreased to 1.6 per cent of GDP. Italy’s public debt as a percentage of GDP rose from 103.8 to 105.9 per cent and 106.9 per cent in 2005 and 2006, respectively, due to Italy’s decreasing primary surplus, its low GDP growth and certain non-recurring charges in connection with failed development projects relating to Italy’s railways. Italy’s public debt as a percentage of GDP decreased to 104.1 per cent in 2007 due to an increase in Italy’s primary surplus and GDP and a reduction of the Treasury funds deposited with the Bank of Italy.
                    Privatization Activities: Since 1992, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector and the energy sector. From 1994 to December 31, 2007, the Treasury’s privatization program generated proceeds of approximately €96.2 billion, which, added to the proceeds generated by the privatization program carried out by the IRI-Fintecna group from July 1, 1992 to December 31, 2007, reaches the total amount of approximately €153.7 billion. Proceeds from privatizations in the four years to December 31, 2007 were very low by comparison to previous years. Italy slowed down the pace of its privatizations due to the volatility of financial markets and the slowdown of the global and U.S. economies.
                    The Italian Political System: Italy is a democratic republic. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and his government is confirmed by Parliament. On January 24, 2008, Mr. Romano Prodi resigned as Prime Minister after being defeated in a vote of confidence in the upper house of the Parliament, the Senate. Following that event, Italy’s President, Mr. Giorgio Napolitano, dissolved the Parliament on February 6, 2008. Following the general Parliamentary elections held on April 13 and 14, 2008, the center-right coalition led by Mr. Silvio Berlusconi and formed by Il Popolo delle Libertà, Lega Nord and the Movimento per l’Autonomia obtained a majority in both the Chamber of Deputies and the Senate. As a result, Mr. Berlusconi was appointed to form a new Government, which was sworn in on May 8, 2008.
                    2008 Developments: Based on ISTAT data, Italy’s real GDP growth rate was 0.5 per cent for the first quarter of 2008, compared to the last quarter of 2007, and 0.3 per cent compared to the first quarter of 2007. Italy’s real GDP decreased by 0.3 per cent in the second quarter of 2008 compared to the previous quarter and by 0.1 per cent compared to the same quarter of 2007. In the third quarter of 2008, Italy’s real GDP further decreased by 0.5 per cent compared to the second quarter and by 0.9 per cent compared to the same quarter of 2007. After registering two consecutive quarters of contractions in GDP, therefore, Italy fell into technical recession.
                    Italy’s seasonally adjusted average unemployment rate increased to 6.8 per cent in the second quarter of 2008, from 6.6 per cent recorded during the last quarter of 2007. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 3.6 per cent during the twelve months ended October 31, 2008, compared to a 2.8 per cent increase during the twelve months ended December 31, 2007.
                     The following table shows Italy’s key public finance ratio projections for 2008 published in the 2009-2013 Program Document, which was finalized by the government in June 2008 and updated in September 2008. The following projections are presented as percentages of GDP.

Net borrowing	2.5
Primary balance	2.6
Tax burden	42.8
Current revenues	46.3
Total revenues	46.7
Current expenditures	45.2
Total expenditures (net of interest)	44.1
Total expenditures	49.2

Source: Update to the 2009-2013 Program Document.
                     The Update to the 2009-2013 Program Document for the year ended December 31, 2008 projected nominal GDP and debt as a percentage of GDP for 2008 to be €1,594,560 million and 103.7 per cent, respectively.
                     Measures Adopted to Address the 2008 Banking Crisis: Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining residential real estate market in the U.S. in the second half of 2007 and the first half of 2008, resulted in a severe and sudden deterioration of the global economy and the capital markets and a banking liquidity crisis in the third and fourth quarter of 2008. In order to combat the global financial crisis, international organizations and governments of major countries, including the Italian government enacted legislation providing for measures aimed at ensuring the stability of the banking system. See “Monetary System — Measures Adopted to Address the 2008 Banking Crisis.”

REPUBLIC OF ITALY
Area and Population
                    Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Its total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.
                    Population. According to ISTAT data, as of January 1, 2007, Italy’s resident population was estimated to be approximately 59.1 million, accounting for approximately 11.9 per cent of the European Union, or EU, population, compared to 58.8 million as at January 1, 2006. The growth in Italy’s population was largely due to the increase in foreigners holding permits to live in Italy. Italy is the fourth most populated country in the European Union after Germany, France and the United Kingdom. According to ISTAT data, as of January 1, 2007, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the “Mezzogiorno,” had a population of approximately 20.8 million. Northern and central Italy have a population of approximately 26.8 million and 11.5 million, respectively. The breakdown of the resident population by age group, as of January 1, 2007, was as follows:

• under 20	19.0%
• 20 to 39	27.3%
• 40 to 59	28.2%
• 60 and over	25.5%

Source: ISTAT
                    In 2004, for the first time since 1993, the number of births in Italy exceeded the number of deaths. However, Italy’s fertility rate is still one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on 2007 ISTAT data, population density is approximately 196.2 persons per square kilometer.
                    Rome, the capital and largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of 2.7 million in 2007. The next largest cities are Milan, with a population of 1.3 million, Naples, with 0.9 million, and Turin, with 0.9 million. According to the 2001 census, approximately 44.2 per cent of Italy’s population lives in urban areas.
                    Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, at January 1, 2007 there were approximately 2.9 million foreigners holding permits to live in

Italy, a 10 per cent increase from January 1, 2006. Immigration legislation has been the subject of intense political debate since the early 1990s. Italy tightened its immigration laws in March 1998 and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. Additional measures to further tighten immigration laws were introduced by the Italian government in early 2002 in an attempt to control the increase of illegal immigrants. In addition in 2002, the Italian government introduced measures aimed at regularizing the position of illegal immigrants. While these legislative efforts have resulted in regularization of large numbers of illegal immigrants, Italy continues to have high numbers of foreigners living in Italy illegally.
Government and Political Parties
                    Italy was originally a loose-knit collection of city-states, most of which united into one kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.
                    The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate equally share and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.
                    The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Giorgio Napolitano, was elected in May 2006. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and Council of Ministers are responsible to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.
                    The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.
                    Political Parties. The main political parties are grouped into two opposing coalitions: the Partito Democratico which is headed by Mr. Walter Veltroni, and the Il Popolo delle Libertà. The Partito Democratico coalition was created in 2008 to combine Italy’s moderate center-leftist forces and numerous smaller political parties including center-left and leftist forces. The Il Popolo delle Libertà, which is led by Mr.Silvio Berlusconi, was created in 2008 to combine center-right forces and Alleanza Nazionale, representing the right led by Mr. Gianfranco Fini. The Lega Nord, a separate political party allied with Il Popolo delle Libertà, is led by Mr. Umberto Bossi.
                    Elections. Except for a brief period, since Italy became a democratic republic in 1946 no one party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial “first past the post” voting system for the election of 75 per cent of the members of both the Senate and the Chamber of Deputies. Under this system, the candidate receiving the largest number of votes in a single district wins. The remaining 25 per cent are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive 4 per cent of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties’ coalitions with smaller parties.
                    In December 2005, a new law was enacted modifying the voting system for the Chamber of Deputies. In the Chamber of Deputies, the electorate votes for lists of candidates presented by the multiparty coalitions and individual parties. Seats in the Chamber of Deputies are awarded based on the number of votes obtained by each list, provided that multiparty coalitions and individual parties are not eligible for any seat unless they attain at least 10 per cent and 4 per cent of the total votes, respectively. In addition, a “first past the post” mechanism applies if the winning coalition does not obtain at least 340 seats (out of 630 seats) in the Chamber of Deputies. In order to ensure government stability, if the winning coalition does not obtain at least 340 seats, it is automatically awarded as many seats as it needs to reach 340 seats. This modified voting system was utilized for the first time for the general elections in April 2006.
                    Political Regions. Italy is divided into 20 regions containing 103 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, to the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including, foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, as to all areas that are neither subject to exclusive competence of Parliament nor in a regime of shared responsibility between Parliament and the regions, exclusive regional competence is conferred to a region upon its request, subject to Parliamentary approval. In addition, in accordance with this devolution program, regions have been granted the right to levy local taxes and collect national taxes referable to their territory. A portion of these national taxes will continue to accrue to a national fund to be divided among regions according to their needs.
                    The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.
                    Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of annulling legislation to which it relates. Referendum cannot be held on matters relating to taxation, the State budget, the ratification of international treaties or judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.
The European Union
                    Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 27 current members of the EU together with Austria, Belgium, Bulgaria, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. The EU had a population of approximately 497.5 million as of January 1, 2008.
                    The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: Croatia, the Former Yugoslav Republic of Macedonia and Turkey.
                    EU member states have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its member states and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.
                    The Council of the EU. The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the member states to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs it is referred to as ECOFIN. The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:
•	regulations, which are EU laws directly applicable in member states;

•	directives, which set forth guidelines that member states are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies

                    The Council also coordinates the broad economic policies of the member states and concludes, on behalf of the EU, international agreements with one or more States or international organizations. In addition, the Council:
•	shares budgetary authority with Parliament;

•	takes the decisions necessary for framing and implementing a common foreign and security policy; and

•	coordinates the activities of member states and adopts measures in the field of police and judicial cooperation in criminal matters.
                    Decisions of the Council are taken by vote. Each Member State’s voting power is largely based on the size of its population. The following are the number of votes each Member State can cast:
•	Germany, France, Italy and the United Kingdom each have 29 votes;

•	Spain and Poland each have 27 votes;

•	Romania has 14 votes;

•	the Netherlands has 13 votes;

•	Belgium, the Czech Republic, Greece, Hungary and Portugal each have 12 votes;

•	Austria, Bulgaria and Sweden each have 10 votes;

•	Denmark, Ireland, Lithuania, Slovakia and Finland each have 7 votes;

•	Cyprus, Estonia, Latvia, Luxembourg and Slovenia each have 4 votes; and

•	Malta has 3 votes.
                    Generally decisions of the Council are taken by qualified majority, which is achieved if:
•	a majority of member states (in certain cases, a two-thirds majority of member states) approve the decision; and

•	a number of votes representing at least 73.9 per cent of all votes is cast in favor of the decision.
                    The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:
•	it shares with the Council the power to adopt directives, regulations and decisions.

•	it shares budgetary authority with the Council and can therefore influence EU spending.

•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.
                    Each member state is allocated the following number of seats in Parliament:

2007-2009
Austria	18
Belgium	24
Bulgaria	18
Cyprus	6
Czech Republic	24
Denmark	14
Estonia	6
Finland	14
France	78
Germany	99
Greece	24
Hungary	24
Ireland	13
Italy	78
Latvia	9
Lithuania	13
Luxembourg	6
Malta	5
Netherlands	27
Poland	54
Portugal	24
Romania	35
Slovakia	14
Slovenia	7
Spain	54
Sweden	19
United Kingdom	78

Total	785
                    The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 27 members, one appointed by each member state for five year terms.
                    Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving member states, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.
                    Other Institutions. Other institutions that play a significant role in the European Union are:
•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•	the Court of Auditors, which checks that all the Union’s revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting the EU objectives by providing long-term finance for specific capital projects.
Membership of International Organizations
                    Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia, and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY
General
                    According to IMF data published in September 2008, the economy of Italy, as measured by its 2007 GDP, is the seventh largest in the world, after the United States, Japan, Germany, the People’s Republic of China, the United Kingdom and France.
                    The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP,” grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year.
                    Italy’s economic growth slowed down substantially in the 1990s. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession and, in 1993, real GDP decreased by 0.9 per cent. The economy recovered in 1994 primarily as a result of an increase in exports resulting largely from the depreciation of the lira. The recovery continued in 1995, fueled by additional investment in the manufacturing sector. Expansion after 1995 continued at a more modest pace, with Italy’s GDP growth rate lagging behind those of other major European countries. Italy’s GDP grew by an average of 1.6 per cent per year from 1996 through 1999.
                    The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EMU, including Italy, for the period 1996 through 2007.
Annual Per Cent Change in Real GDP

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Italy	1.4	1.9	3.6	1.8	0.5	0.0	1.5	0.6	1.8	1.5
Euro area(1)	2.9	2.9	3.8	1.9	0.9	0.7	2.0	1.6	2.8	2.6

(1)	The euro area represents the countries participating in the EMU.

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.
                    The growth gap between other EMU countries and Italy since the mid 1990s reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The effects of these factors were aggravated by the crisis in the emerging markets of South-East Asia in 1998, the increasing mobility of capital, the reduction of barriers to international competition and the reduction of subsidies for national industries.

                    Italy’s real GDP growth rate increased in the second half of 1999 and in 2000 due to improving exports, industrial production and growing domestic demand. The rapid decrease in real GDP growth recorded in 2001 and 2002 and the absence of GDP growth in 2003 were due to the general factors adversely affecting the Italian economy described above as well as a decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of global financial markets and a rise in crude oil prices in 2000, which in turn resulted in a slowdown in domestic private sector consumption and investments and a decrease in net exports. In 2004, Italy recorded a recovery in real GDP growth, although at a rate lower than the average recorded in the euro area, largely as a result of a slowdown in internal consumption and fixed investment and the decrease in exports recorded during the second half of the year. The Italian economy slowed down again in 2005, as a result of Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. Low growth prospects also resulted in a significant reduction in internal private consumption and fixed investments, which remained substantially unchanged compared to 2004. In 2006, Italy’s real GDP grew faster than expected (1.8 per cent) as a result of strong world demand and the cyclical upturn in the euro area. In 2007, the Italian economy grew by 1.5 per cent, slower than the average in the rest of the euro area as a result of Italy’s inability to address the issues that limited GDP growth throughout the previous decade. Services accounted for almost all of the expansion, while industrial activity contracted from the beginning of the year, contrary to the trend in the other main European countries.
                    The Italian Government historically has experienced substantial budget deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment as well as high interest expense resulting from the size of Italy’s public debt. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective. General government net borrowing was reduced to 2.8 per cent of GDP in 1998, mainly due to an increase in general government revenues resulting from the improving economy. Since 1998, Italy failed in 2001 and from 2003 to and including 2006 to maintain general government net borrowing as a percentage of GDP under the 3 per cent reference value set by the Maastricht Treaty. In the remaining years before 2003, it satisfied the Maastricht criteria, largely as a result of extraordinary one-off measures, such as the sale of UMTS licenses in 2000 and the disposal of state-owned real estate in 2002. Italy’s net borrowing as a percentage of GDP decreased from 4.3 per cent in 2005 to 3.4 per cent in 2006 and 1.6 per cent in 2007. The result for 2007 was mainly attributable to the increase of 1.2 percentage points in the ratio of tax and social security contribution receipts to GDP, bringing this ratio to a level near its 1997 peak and more than 2 points above the average for the other euro-area countries. See also “Public Finance — Measures of Fiscal Balance” and “Public Finance — Revenues and Expenditures.”
                    A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio. Government debt relative to GDP fell from 121.5 per cent in 1994 to 103.8 per cent of GDP in 2004, largely as a result of receipts from privatizations of State-owned assets; however, it remains above the 60 per cent debt ceiling required under the Maastricht Treaty. The ratio of Government debt-to-GDP rose for the second consecutive year in 2006, from 105.9 per cent in 2005 to 106.9 per cent. The increase in Italy’s debt-to-GDP ratio reflected Italy’s decreasing primary balance and the absence of extraordinary measures (for example, privatizations and securitization of real estate assets) used to reduce public debt in 2005 and 2006. In 2007 the ratio of public debt to GDP declined by 2.8 percentage points to 104.1 per cent. The decrease reflected the growth in Italy’s primary surplus and a reduction of the Treasury funds deposited with the Bank of Italy.
                    Historically, Italy has had a high but declining savings rate. As a percentage of gross national disposable income, which measures aggregate income of a country’s nationals after providing for capital consumption (the replacement value of capital used up in the process of production), private sector saving averaged 28.7 per cent in the period from 1981 to 1990 and 24.5 per cent in the period from 1991 to 2000. Private sector saving as a percentage of gross national disposable income averaged 20 per cent in the period from 1998 to 2007 and 19.4 in the period from 2004 to 2007. Because of the high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing.
                    The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern and central Italy. According to the Bank of Italy, the per capita GDP of southern Italy, also known as the Mezzogiorno, was 57.8 per cent of the per capita GDP of northern Italy in 1989 and declined progressively to 57.0 per cent in 2000. The marked regional divide in Italy is also evidenced by significantly higher unemployment in the Mezzogiorno. The differential between unemployment rates in the Mezzogiorno and northern Italy began to narrow during this decade, in part due to an increase in migration from the south to northern and central Italy. In 2007, the unemployment rate in the south fell by 1.2 points to 11.0 per cent and the unemployment rate in northern and central Italy fell by 0.4 points to 4.0 per cent.
                    While Italy’s employment rate grew steadily from 55.9 per cent in 2001 to 58.7 per cent in 2007, it remained well below the average employment rate of countries in the euro area, which grew from 62.3 per cent in 2001 to 65.6 per cent in 2007. The number of employed persons in Italy increased by 1.0 per cent in 2007. See “— Employment and Labor.”
                    Inflation, as measured by the harmonized consumer price index, has declined from rates exceeding 20 per cent in the early 1980s to 1.8 per cent in 2007. See “— Prices and Wages.”
2008 Developments
                    Based on ISTAT data, Italy’s real GDP growth rate was 0.5 per cent for the first quarter of 2008 compared to the last quarter of 2007 and 0.3 per cent compared to the first quarter of 2007. Italy’s real GDP decreased by 0.3 per cent in the second quarter of 2008 compared to the previous quarter and by 0.1 per cent compared to the same quarter of 2007. In the third quarter of 2008, Italy’s real GDP further decreased by 0.5 per cent compared to the second quarter and by 0.9 per cent compared to the same quarter of 2007.
                    Italy’s seasonally adjusted average unemployment rate increased to 6.8 per cent in the second quarter of 2008, from 6.6 per cent recorded during the last quarter of 2007. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of

3.6 per cent during the twelve months ended October 31, 2008, compared to a 2.8 per cent increase during the twelve months ended December 31, 2007.
                     The following table shows Italy’s key public finance ratio projections for 2008 published in the 2009-2013 Program Document, which was finalized by the government in June 2008 and updated in September 2008. The following projections are presented as percentages of GDP.

Net borrowing	2.5
Primary balance	2.6
Tax burden	42.8
Current revenues	46.3
Total revenues	46.7
Current expenditures	45.2
Total expenditures (net of interest)	44.1
Total expenditures	49.2

Source: Update to the 2009-2013 Program Document.
                     The Update to the 2009-2013 Program Document for the year ended December 31, 2008 projected nominal GDP and debt as a percentage of GDP for 2008 to be €1,594,560 million and 103.7 per cent, respectively.
Gross Domestic Product
                    From 1996 to 1999, average annual real GDP growth in Italy was 1.5 per cent, compared to 2.5 per cent in the euro area, reflecting a range of factors including weak demand in key European export markets, the effects of the Asian crisis in 1998, declining private consumption and weak disposable income growth. During this period Italy also suffered the lagged effects of fiscal tightening and reform of its social security and welfare systems. In 2000, Italy’s GDP growth rose to 3.6 per cent, compared to 3.8 per cent in the 13 country euro area, as the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufacturing goods and also due to sustained internal demand and investment. The rapid decline in Italy’s GDP growth rate from 2001 to 2003 was due to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investments and a decrease in exports. From 2004 to 2006, Italy recorded a recovery in real GDP growth as the world economy began expanding following the slowdown in the three prior years. However, GDP grew at a slower rate than the average recorded in the euro area, mainly due to Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. In 2007, Italy recorded real GDP growth of 1.5 per cent, compared to 1.8 per cent in 2006. In addition to the structural factors described above, which continued to affect the Italian economy, the slowdown recorded in 2007 was due to weak domestic demand reflecting declining consumer confidence and purchasing power with the crisis in the international financial markets and arising inflation in the third and forth quarters of 2007.

                    The following tables set forth information relating to nominal (unadjusted for changing prices) and real GDP and expenditures for the periods indicated.
GDP Summary

	2003	2004	2005	2006	2007
Nominal GDP (millions of €)	1,335,354	1,391,530	1,428,375	1,479,981	1,535,540
Real GDP(1) (millions of €)	1,218,014	1,236,671	1,243,525	1,266,420	1,284,868
Real GDP % Change	0.0%	1.5%	0.6%	1.8%	1.5%
Population (in thousands)	57,478	57,553	58,135	58,435	58,880
Nominal per capita GDP	23,232	24,178	24,570	25,327	26,079
Real per capita GDP(1)	21,191	21,488	21,390	21,672	21,822

(1)	Constant euro with purchasing power equal to the average for 2000.

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.
Real GDP and Expenditures

	2003	2004	2005	2006	2007
		(euro in millions)
Real GDP	1,218,014	1,236,671	1,243,525	1,266,420	1,284,868
Add: Imports of goods and services	321,096	334,493	341,698	362,021	378,003
of which
Goods	255,850	269,190	274,484	292,758	304,428
Services	65,247	65,302	67,214	69,262	73,575
Total supply of goods and services	1,538,966	1,570,405	1,584,074	1,626,677	1,661,092
Less: Exports of goods and services	314,758	330,083	333,470	354,270	372,081
of which
Goods	254,256	266,275	268,986	285,964	303,751
Services	60,502	63,808	64,484	68,305	68,330

Total goods and services available for domestic expenditure(1)	1,224,208	1,240,322	1,250,604	1,272,407	1,289,011

Domestic expenditure
Private sector consumption	722,846	728,265	735,054	743,108	753,824
Public sector consumption	242,690	248,281	253,047	255,336	258,559

Total domestic consumption	965,536	976,546	988,101	998,444	1,012,383
Gross fixed investment	254,632	260,374	262,165	268,757	271,923
Total domestic expenditures(1)	1,220,168	1,236,920	1,250,266	1,267,201	1,284,306

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures mainly due to the use of chain indices in calculating real growth. See also “Public Finance-Accounting Methodology”.

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.

Real GDP and Expenditures

	2003	2004	2005	2006	2007
		(As a percentage of GDP)
Real GDP	100%	100%	100%	100%	100%
Add: Imports of goods and services	26.4%	27%	27.5%	28.6%	29.4%
Total supply of goods and services	126.4%	127%	127.5%	128.6%	129.4%
Less: Exports of goods and services	25.8%	26.7%	26.8%	28%	29%
Total goods and services available for domestic expenditure(1)	100.5%	100.4%	100.7%	100.6%	100.5%

Domestic expenditure
Private sector consumption	59.3%	58.9%	59.1%	58.7%	58.7%
Public sector consumption	19.9%	20.1%	20.3%	20.2%	20.1%
Total domestic consumption	79.3%	79%	79.5%	78.8%	78.8%
Gross fixed investment	20.9%	21.1%	21.1%	21.2%	21.2%
Total domestic expenditure(1)	100.2%	100%	100.5%	100.1%	100%

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures mainly due to the use of chain indices in calculating real growth. See also “Public Finance-Accounting Methodology”.

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.
                    Private Sector Consumption. In 2004 and 2005, the growth in private sector consumption, comprising the expenditure by households on goods and services other than new housing, decreased to 0.7 per cent and 0.6 per cent, respectively from 1.0 per cent in 2003. Conversely, in 2006 and 2007 it registered a rise of 1.1 and 1.5 per cent, respectively. By comparison, in the euro area, private sector consumption growth rose from 1.0 per cent to 1.8 per cent from 2003 to 2006 and declined to 1.5 per cent in 2007. The growth of private sector consumption in Italy in 2007 reflected an increase in the demand for services (particularly telecommunication, cultural, financial and insurance services) and durable goods (such as transport machinery and hi-tech equipment). In line with the trend recorded in 2005, consumer confidence in Italy remained low in 2006. By the end of 2007, consumer confidence had fallen further due principally to the increasing prices of commodities and the financial crises that began in the third quarter of 2007. Private sector consumption represented 58.7 per cent of GDP in 2007 and its contribution to real GDP growth during the same period was 0.8 per cent, compared to 0.6 per cent in 2006.
                    Public Sector Consumption. Public sector consumption, or the expenditure on goods and services by the general government, increased by 1.3 per cent in 2007, compared to a 0.9 per cent rise in 2006. Public sector consumption represented 20.6 per cent of GDP in 2007 and its contribution to real GDP growth during the same period was 0.3 per cent, compared to 0.2 per cent in 2006.
                    Gross Fixed Investment. Gross fixed investment in Italy, comprising spending on capital equipment and structures, including purchases of new housing, increased by 1.2 per cent in 2007, compared to an increase of 2.5 per cent in 2006. In the euro area gross fixed investment increased by 4.3 per cent in 2007 and by 5.0 per cent in 2006. Italy’s slowdown in the growth of gross fixed investments was principally due to a gradual decrease in the plant capacity utilization rate, which resulted in lower investment in machinery and equipment (falling by 0.3 per cent, compared with an average annual increase of 3.1 per cent in the previous three years). Beginning in the second half of the year, investment was also affected by the deterioration in expectations for demand and higher uncertainty on the global economic outlook, which led to a steep decline in business confidence. Investment in construction increased by 2.2 per cent; the improvement with respect to 2006 was driven by the non-residential sector, which returned to growth (1.5 per cent) after two years of decline. Growth in residential construction slowed to 3.5 per cent, reflecting the weakening of the real estate cycle. Growth in investment in transport machinery slowed to 0.8 per cent (3.4 per cent in 2006), while investment in non-tangible assets slowed to 2.6 per cent (3.9 per cent in 2006). Gross fixed investment contributed 0.3 per cent to real GDP growth during 2007, compared to a contribution of 0.5 per cent in 2006.
                    Net Exports. In 2007, Italy’s exports of goods and services increased by 5.0 per cent, compared to a 6.2 per cent increase in 2006, while imports of goods and services increased by 4.4 per cent, compared to a 5.9 per cent increase in 2006. As in 2006, net exports contributed 0.1 per cent to real GDP growth in 2007.
                    Regional GDP. In the period between 1995 and 2007, average annual real GDP growth in southern Italy was in line with the growth experienced by northern and central Italy (1.3 per cent and 1.4 per cent respectively). In 2007, northern and central Italy real GDP rose by 1.7 per cent, while southern Italy GDP grew by 0.7 per cent. In 2007, per capita GDP in the Mezzogiorno was equal to 57.5 per cent of that of the rest of Italy.
                    GDP Growth. Structural shortcomings have hindered Italy’s productivity. Italy’s share of goods with low value added and high price elasticity is higher than that of any other large industrialized country. As a result, it is more exposed to competition from emerging economies. This was particularly evident in 1997 and 1998 when world prices for goods produced in Asia fell sharply. In addition, most output is produced by small firms that cannot achieve economies of scale in production. During late 1999 and 2000, however, the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufactured goods. Export growth declined in 2002 and 2003 due to a fall in worldwide demand and the continuing loss in competitiveness of Italian products. Following a significant increase in exports in 2004 and a slowdown in 2005, in 2006 exports grew by 6.2 per cent, the best result since the peak of the previous cycle in 2000. The growth was primarily due to an increase in exports to Germany, China and Russia. In 2007, exports grew by 5.0 per cent. The growth was primarily due to an increase in exports to Spain, emerging EU countries and countries producing oil.
                    An improvement in the outlook for recovery in GDP growth depends on the successful adoption of Government designed policies to:
•	promote investments in infrastructure and strategic areas;

•	foster market liberalization and reduce administrative bureaucratic charges and procedures;

•	reduce the tax burden;

•	preserve the private sector purchasing power; and

•	undertake structural measures to contain the growth of government expenditure.
                    Strategic Infrastructure Projects. Italy’s economic infrastructure is still significantly underdeveloped compared to other major European countries.
                    Law No. 443/2001 (the “Strategic Infrastructure Law”), as subsequently amended, provides the government with special powers for the planning and realization of those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly the Mezzogiorno. The Strategic Infrastructure Law aims at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects.
                    In the Infrastructures Annex to the 2009-2013 Program Document, Italy confirmed its firm intention to pursue a substantial infrastructure program. The government stated that it was necessary to further implement the 10 Year Plan for Strategic Infrastructures provided for by the Strategic Infrastructure Law by focusing on two priority areas: the development of local transport infrastructure in medium and large cities, such as Turin, Milan, Genova, Bologna, Rome, Naples and Palermo, and the optimization of the freight transport system.
Principal Sectors of the Economy
                    The following tables sets forth value added at market prices by sector and the proportion of such sector on the total value added at market prices.
Value Added at Market Prices by Sector

	2003		2004		2005		2006		2007
	€ in	% of	€ in	% of	€ in	% of	€ in	% of	€ in	% of
	millions	Total	millions	Total	millions	Total	millions	Total	millions	Total
Agriculture, fishing and forestry	26,756	2.5%	30,253	2.7%	28,911	2.6%	28,508	2.5%	28,507	2.5%
Industry
Manufacturing	213,981	19.7%	215,533	19.5%	214,590	19.3%	217,169	19.2%	219,368	19.1%
Construction	58,828	5.4%	59,722	5.4%	61,098	5.5%	62,011	5.5%	63,022	5.5%
Extractive industries and production and distribution of energy, gas, steam and water	27,309	2.5%	28,047	2.5%	28,117	2.5%	28,364	2.5%	28,251	2.5%
Total industry	300,118	27.6%	303,302	27.4%	303,805	27.3%	307,544	27.1%	310,641	27%
Market Services
Commerce and repairs	132,304	12.2%	135,149	12.2%	135,067	12.1%	136,708	12.1%	138,582	12%
Hotels and restaurants	38,770	3.6%	39,151	3.5%	39,325	3.5%	40,653	3.6%	41,223	3.6%
Transport and communications	86,888	8.0%	88,124	8.0%	92,066	8.3%	93,048	8.2%	96,156	8.4%
Financial services	48,614	4.5%	50,378	4.6%	53,537	4.8%	56,576	5.0%	60,298	5.2%
IT, research and professional activity	111,467	10.3%	111,880	10.1%	111,632	10%	115,996	10.2%	117,173	10.2%

	2003		2004		2005		2006		2007
	€ in	% of	€ in	% of	€ in	% of	€ in	% of	€ in	% of
	millions	Total	millions	Total	millions	Total	millions	Total	millions	Total
Real estate leases	121,234	11.2%	121,096	11%	121,064	10.9%	123,147	10.9%	125,155	10.9%
Total market services	539,277	49.6%	545,778	49.4%	552,691	49.7%	566,128	50%	578,587	50.3%
Non-market Services
Public administration	66,233	6.1%	67,546	6.1%	68,299	6.1%	68,364	6.0%	69,039	6.0%
Education	54,905	5.1%	54,468	4.9%	53,744	4.8%	54,109	4.8%	54,679	4.8%
Public health and social services	60,385	5.6%	62,185	5.6%	64,185	5.8%	65,451	5.8%	66,005	5.7%
Household services	9,789	0.9%	10,210	0.9%	10,593	1.0%	10,958	1.0%	11,395	1.0%
Other services	29,223	2.7%	31,362	2.8%	30,483	2.7%	31,417	2.8%	31,624	2.7%
Total non-market services	220,535	20.3%	225,771	20.4%	227,304	20.4%	230,299	20.3%	232,472	20.2%
Value added at market prices	1,086,295	100%	1,105,064	100%	1,113,008	100%	1,133,004	100%	1,150,884	100%

(1)	Value added in this table is calculated by reference to market prices of products and services, excluding any taxes on any such products.

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.
Value Added Growth by Sector

	Real GDP % Growth by Sector
	2003	2004	2005	2006	2007
Agriculture, fishing and forestry	(4.9)%	13.1%	(4.4)%	(1.4)%	0.0%
Industry
Manufacturing	(2.7)%	(0.7)%	(0.4)%	1.2%	1.0%
Construction	2.3%	1.5%	2.3%	1.5%	1.6%
Extractive industries and production and distribution of energy, gas, steam and water	(2.7)%	2.7%	0.2%	0.9%	(0.4)%
Total industry	(1.7)%	1.1%	0.2%	1.2%	1.0%
Market Services
Commerce and repairs	(2.2)%	2.2%	(0.1)%	1.2%	1.4%
Hotels and restaurants	(1.5)%	1.0%	0.4%	3.4%	1.4%
Transport and communications	1.5%	1.4%	4.5%	1.1%	3.3%
Financial services	(0.6)%	3.6%	6.3%	5.7%	6.6%
IT, research and professional activity	1.5%	0.4%	(0.2)%	3.9%	1.0%
Leases	2.4%	(0.1)%	0.0%	1.7%	1,6%
Total market services	0.4%	1.2%	1.3%	2.4%	2,2%
Non-market Services
Public administration	1.6%	2.0%	1.1%	0.1%	1.0%
Education	1.2%	(0.8)%	(1.3)%	0.7%	1.1%
Public health and social services	1.2%	3.0%	3.2%	2.0%	0.8%
Household services	(0.2)%	4.3%	3.8%	3.4%	4.0%
Other services	(4.1)%	7.3%	(2.8)%	3.1%	0.7%
Total non-market services	0.5%	2.4%	0.7%	1.3%	0.9%
Value added at market prices	(0.3)%	1.7%	0.7%	1.8%	1.6%

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.

Role of the Government in the Economy
                    Until the early 1990’s State-owned enterprises played a significant role in the Italian economy. The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45 per cent of the Italian industrial and services sector and 80 per cent of the banking sector. As a result of the implementation of its privatization program, which started in 1994 and is ongoing, the State exited completely the insurance, banking, telecommunications and tobacco sectors and reduced significantly its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”)) and in the defense sector (principally through sales of shareholdings in Finmeccanica S.p.A.). See “Monetary System — Banking Regulation — Structure of the Banking Industry” and “Public Finance — Government Enterprises and— Privatization Program.”
Services
                    In 2007, services represented 70.5 per cent of GDP and 66.6 per cent of total employment. Among the most important service sectors are:
•	transport and communications, which accounted for 8.4 per cent of GDP in 2007;

•	commerce, hotels and restaurants, which accounted for 15.6 per cent of GDP in 2007;

•	information technology, research and professional services, which accounted for 10.2 per cent of GDP in 2007; and

•	real estate leases, which accounted for 10.9 per cent of GDP in 2007.
                    Transport. Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government and railways in particular have posted large financial losses. In recent years many of these enterprises have been restructured in order to place them on a sounder financial footing and/or privatized.
                    Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (ANAS) and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade S.p.A. (“Autostrade”), which was privatized in 1999. Autostrade manages approximately 3,400 kilometers, of the approximately 6,600 kilometer system of motorways, under several concessions granted by ANAS. Toll motorways represent approximately 86.3 per cent of the total motorway network.
                    Italy’s railway network is small in relation to its population and land area. Approximately 30 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. There are approximately 22,200 kilometers of railroad track, of which a large majority are controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2007, Italian railways carried more than 33 billion tons-km of freight (an increase of 5.0 per cent compared to 2006) and recorded 46 billion passengers-km. The Government historically has provided substantial operating subsidies to the State-owned railroads, making passenger tickets less expensive than for most European railroads. In addition, the railway system historically has suffered from overstaffing, high costs and inadequate infrastructure. However, the Government has been restructuring the Italian railway system to improve its efficiency, expand the network and upgrade existing infrastructure.
                    In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, Ferrovie dello Stato S.p.A. or FS, with greater autonomy over investment, decision-making and management. In 2007, the total annual capital expenditure in fixed assets by Ferrovie dello Stato totaled €6,864 million, compared to €2,720 million in 1997. In 2007, Ferrovie dello Stato’s revenues amounted to €7,685 million, compared to €6,706 million in 2006, an annual increase of 14.7 per cent. Operating costs decreased from €7,353 million in 2006 to €7,222 in 2007 mainly as a result of the successful implementation of costs saving policies and the decline in stock spending. As a result, Ferrovie dello Stato recorded a consolidated loss of €409 million in 2007, compared to €2,115 million in 2006.
                    In response to EU directives and intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by Ferrovie dello Stato: Trenitalia S.p.A., managing the transportation services business and Rete Ferroviaria Italiana S.p.A. (“RFI”) managing railway infrastructure components and the efficiency, safety and technological development of the network. The Government plans to privatize the freight and intercity businesses, while the local transport and infrastructure divisions will continue to be Government-operated. The Government’s objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of May 20, 2007, 40 licenses had been granted to international operators.
                    Projects for new high-speed train systems (Treno ad alta velocità, or TAV) linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed.
                    Gioia Tauro (in the proximity of Reggio Calabria) is the largest Mediterranean port for container shipping. During the late 1990s, Istituto per la Ricostruzione Industriale or IRI, a State holding company, completed the privatization of its international maritime companies. Tirrenia, a state-owned company, operates ferry operations and regional maritime activities.

                    Alitalia, Italy’s national airline was partially privatized in 1998 and re-capitalized in early 2002. Currently, 51.1 per cent is owned by the public with the remainder held by the Ministry of Economy and Finance. For the year 2007, Alitalia recorded losses of approximately €364 million, compared to losses of approximately €605 million for 2006.
                    In August 2008, Alitalia filed for protection under a newly enacted receivership procedure. As this procedure contemplates the possibility to sell, in private transactions, all or part of the company’s assets or productive activities, in September 2008, Alitalia’s extraordinary administrator invited third parties to submit expressions of interest to purchase Alitalia by September 30, 2008. Several offers by Italian and foreign investors were submitted. The administrator accepted the offer to purchase Alitalia’s air transport activities for €1 billion submitted by Compagnia Aerea Italiana S.r.l., a consortium comprising Intesa San Paolo S.p.A. and various Italian entrepreneurs. The sale and purchase agreement was entered into by the parties on December 12, 2008.
                    Passenger air traffic in Italy is concentrated, with approximately 54 per cent of all air traffic in 2007 attributable to Fiumicino and Ciampino airports in Rome and Linate and Malpensa airports in Milan.
                    Communications. In 1997, Parliament enacted legislation to reform the telecommunications market to promote competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations, and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or AGCOM), consists of eight members appointed by Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and renewable.
                    Italy’s telecommunications market is one of the largest in Europe, utilizing an aggregate of approximately 25.1 million fixed lines as of December 31, 2007. As of December 31, 2007, the Italian telecommunications market had an aggregate of 89.8 million mobile telephone lines. The market was deregulated in January 1998 and while Telecom Italia, which was privatized in 1997, remains the largest operator, it is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized.
                    In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile (TIM) was spun-off from Telecom Italia and publicly listed; however, in 2004, in furtherance of a restructuring plan aimed, inter alia, at strengthening its position in the market, TIM merged into Telecom Italia. The Government also granted mobile licenses to other mobile operators. TIM remains the largest mobile operator, followed by Vodafone Italia (controlled by the Vodafone Group) and Wind.
                    In 1998, the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunication System, or UMTS, licenses for third-

generation, or 3G, mobile telephony services, through which companies intend to provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was implemented by an auction among pre-qualified applicants. In 2000, five UMTS licenses were granted for terms of fifteen years. Italy raised €13,815 million through the UMTS license auction.
                    Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers per household increased from 16.7 per cent in 1997 to 47.8 per cent in 2007 while the proportion of PCs connected to the Internet increased from 2.3 per cent in 1997 to 38.8 per cent in 2007.
                    Tourism. Tourism is an important sector of the Italian economy. In 2007, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €11.2 billion, representing a 6.7 per cent decrease from net tourism revenues in 2006. This reflected an increase in spending by Italian tourists abroad of 8.4 per cent and an increase of 2.5 per cent in spending by foreign visitors in Italy. See “The External Sector of the Economy — Current Account.”
                    Financial Services. Historically, a significant proportion of Italy’s domestic investment has been in public debt. However, the percentage of domestic investment allocated to holdings of foreign assets, investment fund units and shares, increased from 18.5 per cent in 1995 to 37.2 per cent in 2007, while the percentage allocated to bonds decreased from 30.6 per cent in 1995 to 16.5 per cent in 2007. This shift generated a substantial increase in fee income for financial institutions.
                    Share prices fell in Italy in 2007. The Italian stock exchange recorded a 15 per cent average decrease in share prices compared with the 19 per cent average increase in 2006.
                    Italian household indebtedness as a percentage of disposable income grew from 25 per cent in 1996 to 50 per cent in 2007. However, it remains lower than in the euro area where household indebtedness as a percentage of disposable income was equal to 90 per cent in 2007. Bank lending to Italian residents generally has increased since 1997, accommodating economic expansion, although the growth in bank lending decreased to 10.1 per cent in 2007 from 11.5 per cent in 2006. For a description of the Italian banking system, see “Monetary System — Banking Regulation.”
Manufacturing
                    In 2007, the manufacturing sector represented 19.1 per cent of GDP and 19.6 per cent of total employment. In 2007, manufacturing output increased by 1.0 per cent, compared to a 1.2 per cent increase registered in 2006.
                    Italy has compensated for its lack of natural resources by specializing in transformational and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

                    The number of large manufacturing companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Finmeccanica (aeronautics, helicopters, space and defense), Barilla (food), Luxottica (glasses) and Giorgio Armani (clothing). These companies export a significant share of their output and have significant market shares in their respective product markets in Europe.
                    Much of Italy’s industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, generally, have been higher than those of their smaller counterparts. Various Government programs to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.
                    Traditionally, investments in research and development (R&D) activities have been very limited in Italy. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy rose from 1.0 per cent in 1995 to 1.1 per cent in 2005. This compares to total R&D spending as a percentage of GDP in 2005 of 2.48 per cent in Germany, 2.13 per cent in France, 1.74 per cent in the EU, 2.62 per cent in the United States and 3.33 per cent in Japan.
          The following table shows industrial production by sector for the years indicated.
Industrial Production by Sector
(Index: 2000 = 100)

	2003	2004	2005	2006	2007
Energy products	108.3	111	115.2	115.2	115.7
Minerals, ferrous and non-ferrous metals	98.5	99.4	99.1	100.8	99.9
Chemicals and pharmaceutical products	98.3	100.8	99.2	102.6	100.9
Metal products	99.6	101.8	99.3	102.2	103
Agricultural and industrial machinery	97	98.1	98.9	103.2	107.1
Precision instruments and machines	83.8	83.8	75.9	80.8	79.4
Electrical material	84.6	83.1	78.6	83.2	77.9
Transport equipment	84.1	84	78.4	82.3	83.9
Food and tobacco	107	106.6	107.5	108	107.7
Textiles and clothing	88.5	84.8	77.5	77.2	79.3
Wood and wood products	98.3	100.8	98.9	99.3	100.7
Paper and paper products	100.9	107.3	106	104	103.9
Rubber and plastic materials	94.9	94.7	90.3	93.2	97.4
Other industrial products	88.4	88.3	85.3	81.1	81.5
Aggregate Index	96.9	97.8	96	97.9	98.4

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.

Energy Consumption
                    The demand for energy, measured in terms of million tons of oil equivalent, or MTOE, decreased by 1.1 per cent in 2007 following a 0.6 per cent decrease in 2006. The decrease in energy demand recorded in 2007 was mainly due to a significant decrease in demand for private consumption (4.2 per cent), partially offset by an increase in transportation (0.2 per cent) and the manufacturing industry (0.2 per cent).
                    In 2007, oil represented 47.6 per cent of Italy’s primary energy consumption, with natural gas accounting for 29.0 per cent, renewable energy resources (which includes solar and wind energy, recyclable material, waste material and biogas) accounting for 1.6 per cent, solid combustibles accounting for 3.3 per cent and net purchased electricity accounting for 18.5 per cent.
                    In 2007, Italy imported 93.7 per cent of its oil requirements and 87.0 per cent of its natural gas requirements. The only other significant imported energy source is coal. Despite the referendum held in 1987, which rejected the use of nuclear power in Italy, according to the 2009-2013 Program Document, the government plans to take steps to encourage the production of nuclear energy in order to reduce the country’s energy-related deficit. See “Public Finance — The 2009-2013 Program Document.”
                    The domestic energy industry consists primarily of ENI, ENEL and Edison. ENI, approximately 20 per cent owned by the Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering.
                    ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. The Government owns approximately 22 per cent of the share capital of ENEL directly and 10.3 per cent through Cassa Depositi e Prestiti S.p.A., which is 70 per cent owned by the Government. Domestic capacity is insufficient to meet current demand, and Italy imports a significant share of its electricity requirements.
                    The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament and has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments and to issue fines and other sanctions. While several companies operate in the gas distribution market, during 2005 natural gas sales by ENI accounted for about 66.5 per cent of domestic consumption. In 2003, Italy implemented legislation (Law 290/2003) to partially liberalize the natural gas market. Pursuant to that legislation, after July 1, 2007 no single operator could have a stake higher than 20 per cent in the share capital of companies owning and managing natural networks for the transmission of natural gas and electricity. The deadline for complying with this ownership limitation was postponed several times and was finally set at 24 months from the effectiveness of the Italian Prime Minister’s decree that will implement Law 290/2003. That decree has not yet been issued. ENI sold a 40.2 per cent stake in the share capital of its distribution subsidiary, SNAM Rete Gas, through an initial public offering in December 2001 and a further 9.1 per cent interest in March 2004. As of December 31, 2007, ENI held a 50.04 per cent interest in SNAM Rete Gas.
                    In the period between 1999 and 2002, the Italian electricity sector underwent significant change. A Government decree issued in 1999, known as the Bersani Decree, established a general regulatory framework for the Italian electricity industry that has gradually introduced free competition in power generation and sales to consumers meeting certain consumption thresholds while maintaining a regulated monopoly structure for power transmission, distribution and sales to other consumers.
                    In accordance with the Bersani Decree, during 2000 ENEL established three new generating companies, representing approximately 25 per cent of ENEL’s generation capacity, and in the following years sold each generating company to third party consortia.
                    Effective January 1, 2000, a new tariff regime, subsequently amended, significantly lowered fixed tariff rates for the generation, transmission and distribution of electricity.
                    Terna S.p.A., formerly controlled by ENEL, owns and operates approximately 94 per cent of the transmission assets of Italy’s national electricity grid. Pursuant to the Bersani Decree ENEL is not permitted to control more than 5 per cent of the voting rights for the appointment of Terna’s directors. ENEL has complied with its obligation to reduce its holding in Terna to no more than 20 per cent by July 1, 2007. In June 2004, ENEL sold a 50 per cent interest in Terna through an initial public offering. A further 13.86 per cent interest was sold in March 2005 through an accelerated bookbuilding process. In September 2005, ENEL sold most of its remaining share in Terna (approximately 30 per cent) to Cassa Depositi e Prestiti S.p.A. for €1.3 billion. As a result, ENEL reduced its shareholding in Terna to 6.1 per cent, which was further reduced to 5.0 per cent upon allocation of the bonus share granted to those who subscribed Terna’s shares in the IPO completed in June 2004.
                    In 2003, the EU adopted a new Directive and a Regulation to further liberalize the electricity market. The new Electricity Directive retained the main principles and replaced of the EU electricity directive issued in December 1996. It enables all consumers to freely choose their electricity supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right of choice from 2004. Further, the new Electricity Directive introduced new definitions of public service obligations and security of supply, established a regulator in all EU member states with well defined functions and requires legal unbundling of network activities from generation and supply. The Regulation established common rules for cross-border trade in electricity and lays down principles on charges to be paid as a result of transit flows and access to networks as well as on congestion management. EU member states were required to implement the new Directive by July 1, 2004. Italy implemented part of the Directive in August 2004 through the “Marzano Law.”

                    The Marzano Law is aimed at reorganizing the existing energy market regulation and further liberalizing the natural gas and electricity markets. One of the purposes of the Marzano Law is to clarify the respective roles of the Italian central government, regional and local authorities, and the Electricity and Gas Authority. The Marzano Law also seeks to facilitate investment in the energy sector. To further liberalize the market, and consistent with the new Electricity Directive, the Marzano Law provides that all customers will be eligible to purchase electricity on the free market from July 1, 2007, although the law provides that the Single Buyer, a central purchaser of electricity from producers established under the Bersani Decree, will nonetheless continue to supply electricity to customers who choose not to leave the regulated market.
                    The Marzano Law also authorizes the Italian government to limit the ability of companies based in other EU member states to invest in the Italian energy sector if their home country does not adequately guarantee a reciprocal ability for Italian companies to invest in its energy market.
                    On June 13, 2005, the EU Commission launched an inquiry into the functioning of the EU’s energy markets. This inquiry responded to concerns voiced by customers and new entrants in the sector about the development of wholesale gas and electricity markets and the limited choice available to customers. The Commission adopted its final report on January 10, 2007, concluding that customers and businesses are being adversely affected by inefficient and expensive gas and electricity markets. Specifically, the EU Commission noted the existence of high levels of market concentration, vertical integration of supply, generation and infrastructure resulting in a lack of equal access to the energy resources and possible collusion among incumbent operators to share markets. In order to tackle these problems, the Commission will pursue follow up actions in individual cases under applicable competition rules and acts to improve the regulatory framework for energy liberalization.
Construction
                    In 2007, construction represented 5.5 per cent of GDP and 7.8 per cent of total employment. In 2006 and 2007, construction activity grew by 1.5 and 1.6 per cent, respectively. Gross fixed investment in construction, which includes investment for building renovations and by the public administration, increased by 2.2 per cent in 2007, compared to 1.5 per cent in 2006 and 0.5 per cent in 2005.
Agriculture, Fishing and Forestry
                    In 2007, agriculture, fishing and forestry accounted for 2.5 per cent of GDP and 5.3 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy’s average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeast plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.

Employment and Labor
                    General. Job creation has been and continues to be a key objective of the Government. Employment as measured by the average number of standard labor units employed during the year increased cumulatively by approximately 3.9 per cent from 2002 to 2007. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services. This increase was largely attributable to increases in part-time and temporary employment contracts entered into in the period from 2000 to 2003. While average employment remained substantially unchanged in 2005, it increased by 1.7 in 2006 and by 1.0 per cent in 2007 as a result of improving economic conditions.
                    The unemployment rate has decreased every year since 1999 reaching 6.1 per cent for the year ended December 31, 2007, compared to 7.1 per cent in the euro area during the same year.
                    The following table shows the change in total employment, the official participation rate and the official unemployment rate for each of the last five years.
Employment

	2003	2004	2005	2006	2007
	(Average over the year)
Employment in standard labor units (% change on prior year)	0.6%	0.4%	0.2%	1.7%	1.0%
Participation rate (%)(1)	62.9	62.5	62.4	62.7	62.5
Unemployment rate (%)(2)	8.4	8	7.7	6.8	6.1

(1)	Participation rate of population aged 15-64.

(2)	Does not include workers paid by Cassa Integrazione Guadagni or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.
                    Employment by sector. Of the total employed workforce in 2007, approximately 66.6 per cent were employed in the service sector, 20.3 per cent were employed in industry (other than construction), 7.8 per cent worked in the construction sector, and 5.3 per cent worked in agriculture.
                    In 2007, average employment in industry, excluding construction, increased by 0.9 per cent. This increase follows a declining trend of employment levels in the industry sector that began in the 1980s, with employment in industry decreasing from 22.9 per cent of the total workforce in 1995 to 20.3 per cent in 2007.
                    In 2007, average employment in agriculture, forestry and fishing decreased by 2.9 per cent. Average employment in agriculture, forestry and fishing has declined constantly since

World War II except in 2001, 2004 and 2006. Employment in the agriculture sector declined from 7.2 per cent in 1997 to 5.3 per cent in 2007.
                    The largest contribution to employment growth in Italy in recent years has come from the services sector, which increased from 63.6 per cent of the total workforce in 1997 to 66.6 per cent in 2007. The growth was mainly attributable to business and household services, with all service sectors other than public administration, financial services and education experiencing employment growth.
                    Employment by geographic area and gender. Unemployment in southern Italy has been persistently higher than in northern and central Italy: in 2007 it was 11.0 per cent compared to 5.3 per cent in central Italy and 3.5 per cent in northern Italy. The unemployment rate in central and northern Italy declined steadily between 1996 and 2002, remaining substantially stable thereafter, while unemployment in southern Italy has fluctuated, increasing from 1996 to 1999 and decreasing by 8.6 per cent from 1999 to 2007.
                    While unemployment for women in Italy historically has been substantially higher than for men, it has decreased at a faster rate (from 12.2 per cent in 2001 to 7.9 per cent in 2007) than for men (from 7.1 per cent in 2001 to 4.9 per cent in 2007). This is in part attributable to the substantial growth in female participation in the labor force, particularly among women aged 25-54. The proportion of economically active women increased from 45.6 per cent in 1997 to 50.7 per cent in 2007, while the participation rate of men increased from 72.4 per cent in 1997 to 74.4 per cent in 2007.
                    The Government believes that a substantial “hidden economy” exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers. The increase in employment in 2001 and 2002 may partly be attributable to the “emergence” of workers that were not previously accounted for in national statistics. According to ISTAT data, in 2006 the hidden economy was estimated to equal between 15.3 per cent (equal to €227 billion) and 16.9 per cent (equal to €250 billion) of GDP. The hidden economy includes illegal activities and unreported income from the production of legal products and services.
                    Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, including programs that provide money for job training, particularly in southern Italy, and certain incentives to companies that hire young workers. The Government’s target set forth in the 2009-2013 Program Document is to reduce unemployment to 5.4 per cent by 2013. During the period 2001-2005, the Government introduced tax incentives for employers in order to promote full-time permanent employment. Collective bargaining of industry-wide labor contracts is the principal means of determining working hour limitations.
                    Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector who are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 12 months, which is extendable for up to three years for workers nearing retirement age. The number of hours of work paid through CIG declined steadily from 299.9 million hours in 1995 to 147.2 million hours in 2000 before increasing to approximately 245 million hours in 2005. In 2006 and 2007, the number of hours paid through CIG decreased to approximately 230 and 179 million, respectively.
                    Italy’s labor market historically has been slow to respond to cyclical trends, contributing to a high unemployment rate. This has been attributed to the bargaining power of labor unions and a regulatory framework that makes dismissal of workers difficult. The persistence of high unemployment has contributed to a less confrontational stance on the part of the unions, leading to significant declines in the average number of person-hours lost per year in strikes and industrial actions, from 116.6 million in the period 1978-82 to 43.6 million in the period 1983-90 and 50.2 million in the period from 1991-1997. In the periods 1999-2001 and 2002-2007, an average of approximately 6.5 and 11.2 million person-hours per year were lost to strikes, respectively. The rising trend recorded in the last 6 years resulted from a phase of heated protests against Government reforms and international policy. After a peak of 33.5 million in 2002, the average number of person-hours lost per year declined to 13.1 million and 4.8 million in 2003 and 2004, respectively. In the past three years, the average number of person-hours lost fluctuated, increasing to 6.3 million in 2005, hitting a record low of 3.1 million in 2006, and increasing again to 6.3 million in 2007.
Prices and Wages
                    Wages. Unit labor costs historically have been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.
                    Wages, as measured by gross earnings per standard labor unit increased by an average of 2.1 per cent for the entire economy in 2007 compared with an increase of 3.0 per cent in 2006 and 3.4 per cent in 2005. During 2007, the growth in the public sector, the service sector and the private sector was 1.0 per cent, 1.9 per cent and 2.4 per cent, respectively. Labor costs per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 1.9 per cent in 2007, compared to 2.5 per cent in 2006. Labor costs per product unit, or LCPU, increased by 1.4 per cent in 2007 compared to 2.4 per cent in 2006. Labor productivity grew by 0.6 per cent in 2007, compared to 0.1 per cent in 2006.
                    Prices. The European Union harmonized consumer price index reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. In 2007, the inflation rate in the euro area as measured by the European Union harmonized consumer price index rose to 4.0 per cent, from 2.0 per cent registered in 2006. Since Italy’s entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. See “Monetary System — Monetary Policy.”
                    Inflation in Italy, as measured by the harmonized consumer price index, fell from an average of 2.2 per cent in 2006 to 2.0 per cent in 2007. For the first time in the decade, the increase in the harmonized consumer price index in Italy was lower than that for the euro area, which was at 2.1 per cent in 2007.
                    In the fourth quarter of 2007, inflation in Italy (as in the rest of the area) increased abruptly, rising to a twelve-month rate of 2.6 per cent in December 2007, from 1.6 per cent in August 2007. The increase, due to the acceleration of energy and food prices, continued in the first two quarters of 2008.
                    The following table illustrates trends in prices and wages for the periods indicated.
Prices and Wages

	2003	2004	2005	2006	2007
	(percentages)
Cost of Living Index(1)	2.5	2	1.7	2	1.7
Harmonized Consumer Price Index (1) (2)	2.8	2.3	2.2	2.2	2
Core Inflation Index(3)	2.6	2.3	2	1.8	1.9
Change in per capita wages	3.8	2.9	3.2	2.5	1.9
Change in unit labor costs(4)	3.9	2.3	2.5	2.4	1.4

(1)	The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	In accordance with European Commission regulations, since January 2002 the harmonized consumer price index reflects reductions in prices (e.g. seasonal sales and promotional offers) taking place for a minimum period of 15 days (formerly 30 days). As a consequence, figures for 2002 are not directly comparable to previous data.

(3)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

(4)	Unit labor costs are per capita wages reduced by productivity gains.

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.

MONETARY SYSTEM
                    The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.
          Monetary Policy
                    The Eurosystem and the European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and on January 1, 2007, respectively. Cyprus and Malta joined the EMU on January 1, 2008.
                    The European System of Central Banks (ESCB) consists of the European Central Bank (ECB), established on June 1, 1998 and the national central banks of the EU member states. The Eurosystem is formed by the 15 national central banks in the euro area and the ECB. So long as there are EU member states that have not yet adopted the euro (currently Bulgaria, the Czech Republic, Denmark, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovakia, Sweden and the United Kingdom), there will be a distinction between the 15-country Eurosystem and the 27-country ESCB. The twelve national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.
                    The Eurosystem is principally responsible for:
•	defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating in the supervision of credit institutions and the stability of the financial system.

                    The ESCB is governed by the decision-making bodies of the ECB which are:
•	the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

•	the Governing Council, composed of the six members of the Executive Board and the governors of the 15 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area’s monetary policy; and

•	the General Council, composed of the President and the Vice-President of the ECB and the governors of the 27 national central banks of the EU member states. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU member states that have not adopted the euro.
                    The ECB is independent of the national central banks and the Governments of the member states and has its own budget, independent of that of the European Community; its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member states that have adopted the euro, pro-rated to the GDP and population of each such member state. The ECB has exclusive authority for the issuance of currency within the euro area. The ECB had subscribed capital of approximately € 5.8 billion and paid up capital of approximately €4.1 billion at January 1, 2007. As of the same date, the Bank of Italy had subscribed and paid up approximately €721.8 million, or 12.5 per cent of the ECB’s subscribed capital.
                    The Bank of Italy. The Bank of Italy, founded in 1893, is the lender of last resort for Italian banks and banker to the Treasury. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets at December 31, 2007 of €245.7 billion.
                    The ECB’s Monetary Policy. The primary objective of the ESCB is to preserve the euro’s purchasing power and consequently to maintain price stability in the euro area. In October 1998 the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the Harmonized Index of Consumer Prices for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB.
                    The first pillar assigns a prominent role to money supply, the growth rate of which is measured through a broad monetary aggregate called M3. This monetary reference aggregate consists of currency in circulation, overnight deposits, deposits with an agreed maturity up to two years, deposits redeemable at a period of notice up to three months, repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003 the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.
                    The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including macroeconomic projections. Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.
                    The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.
                    ECB Interest Rates. As a result of the global economic slowdown in 2001 and the weakness of the economy in the euro area in 2002 and the first half of 2003, the Governing Council progressively lowered interest rates by a total of 275 basis points, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 2.00 per cent, 3.00 per cent and 1.00 per cent, respectively in June 2003. These rates remained unchanged until December 2005. The euro area experienced sustained economic growth from 2006 through the first quarter of 2008. The Governing Council of the ECB determined that given the euro area’s monetary and credit growth, upside risks to price stability over the medium term prevailed. Accordingly, the Governing Council raised interest rates on several occasions during 2006 and 2007. At its meeting in July 2008, the Governing Council decided a further increase in the minimum bid rate on the main refinancing operations by 25 basis points to 4.25 per cent. Interest rates on the marginal lending facility and the deposit facility were also increased by 25 basis points to 5.25% and 3.25% respectively. The increasing downside risks to growth due to the crisis in the banking system and general weakening of the global economy in September 2008, coupled with diminishing inflation, led the Governing Council of the ECB to reduce interest rates in October, November and December 2008. The minimum bid rate on the main refinancing operations, the interest rate on the marginal lending facility and the interest rate on the deposit facility were reduced by a further 50 basis points in each of October and November 2008 and by 75 basis points in December 2008 to 2.50%, 3.00% and 2.00% respectively.
                    The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from February 4, 2000 to November 12, 2008.

		Main Refinancing Operations
			Variable rate	Marginal lending
	Deposit Facility		tenders -	facility
Effective Date	% interst rate	Fixed rate tenders	minimum bid rate	% interest rate
2000
Feb 4	2.25	3.25		4.25
Mar 17	2.50	3.50		4.50
Apr 28	2.75	3.75		4.75
Jun 9	3.25	4.25		5.25

		Main Refinancing Operations
			Variable rate	Marginal lending
	Deposit Facility		tenders -	facility
Effective Date	% interst rate	Fixed rate tenders	minimum bid rate	% interest rate
Jun 28	3.25		4.25	5.25
Sep 1	3.50		4.50	5.50
Oct 6	3.75		4.75	5.75
2001
May 11	3.50		4.50	5.50
Aug 31	3.25		4.25	5.25
Sep 18	2.75		3.75	4.75
Nov 9	2.25		3.25	4.25
2002
Dec 6	1.75		2.75	3.75
2003
Mar 7	1.50		2.50	3.50
June 6	1.00		2.00	3.00
2005
Dec 6	1.25		2.25	3.25
2006
Mar 8	1.50		2.50	3.50
June 15	1.75		2.75	3.75
August 9	2.00		3.00	4.00
October 11	2.25		3.25	4.25
December 13	2.50		3.50	4.50
2007
March 14	2.75		3.75	4.75
June 13	3.00		4.00	5.00
2008
July 9	3.25		4.25	5.25
October 8	2.75			4.75
October 9	3.25			4.25
October 15	3.25	3.75		4.25
November 12	2.75	3.25		3.75
December 10	2.00	2.50		3.00

Source: European Central Bank
                    ECB Money Supply and Credit. The three-month moving average of twelve-month euro money supply growth, or M3, a measure that is used to evaluate the divergence from the ECB’s 4.5 per cent reference growth rate, remained under the reference rate prior to May 2001 and since then has remained above the reference rate. It grew to over 8.0 per cent in the first half of 2003. The growth of M3 through the first half of 2003 was mainly due to shifts in portfolios to more liquid assets resulting from continued uncertainty in the financial markets, international political tensions and low long-term and short-term interest rates. In addition, the high growth rate of M3 was attributable to the introduction of the euro in physical form in the countries participating in the EMU on January 1, 2002 and to the decline in the growth of total lending to the private sector, which decreased to a twelve month growth of 4.7 per cent in 2002, compared to 6.7 per cent in 2001.
                    M3 subsequently declined to 7.5 per cent through December 2003 and 6.6 per cent through December 2004. This slowdown was mainly attributable to the increased stability of the financial markets, with a resulting decrease in the proportion of liquid assets in investor portfolios and increasing investment in the equity markets and long-term debt investments. The effects of this trend were partially offset by higher investment in money market fund shares. The slowdown in M3 growth during this period was partially offset by a reduction in the spread between long and short term interest rates, which resulted in a growth in the proportion of short term deposits and repurchase agreements.
                    M3 grew to 7.4 per cent through December 2005, principally due to higher lending to the private sector, which grew by 9.2 per cent in 2005, and lending to the corporate sector, which grew by 8.3 per cent in 2005 reflecting higher investment by companies and growing demand for loans to support corporate operations such as mergers and acquisitions.
                    M3 grew to 9.8 per cent through December 2006, the highest rate since the launch of the common monetary policy. This growth was due mainly to higher lending to the private sector, which grew by 10.8 per cent in 2006, and lending to the corporate sector, which grew by 13.0 per cent during the same year. This steady growth was partially offset by a slowdown in lending to households, particularly mortgages, which increased by 8.2 per cent in 2006, compared to an increase of 11.5 per cent in 2005.
                    M3 grew to 11.5 per cent at through December 2007, and then declined slightly in the early part of 2008. The slowdown in lending to households, particularly mortgages (which grew by 7.1 per cent in the Euro area), was counterbalanced by the further acceleration in lending to non-financial corporations, which increased by 14.5 per cent.
          Exchange Rate Policy
                    Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The European Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.
          Banking Regulation
                    Regulatory Framework. Italian banks fall into one of the following categories:
•	joint stock banks; or

•	co-operative banks.
                    Pursuant to the principle of “home country control,” non-Italian EU banks may carry out banking activities and activities subject to “mutual recognition” in Italy within the framework set out by Directive No. 2006/48/EC and Directive No. 2006/49/EC. Under the principle of “home country control,” a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid Directives that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, also non-EU banks may carry out banking activities in Italy.
                    Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation. The principal components of this deregulation in Italy were the Amato Law, the Consolidated Banking Law, the Dini Directive, the Ciampi Law, certain fiscal changes and the implementation of EU Directives. The principal components of deregulation at the European level are set forth in EU Directives and provide for:
•	the free movement of capital among member countries;

•	the easing of restrictions on new branch openings;

•	the range of domestic and international services that banks are able to offer throughout the European Union; and

•	the elimination of limitations on annual lending volumes and loan maturities.
                    The effect of the aforesaid deregulation, in the context of the implementation of the EU Directives has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.
                    The Amato Law. The Amato Law was enacted in July 1990 to strengthen the capital base of the Italian banking system by creating incentives for consolidation, and permitting greater private investment. The restructuring process under the Amato Law was intended to create larger and more efficient institutions capable of providing better services and competing more effectively in Italy and abroad. The Amato Law contains two principal provisions:
•	Banks organized as public law entities were allowed to convert into, or to transfer their assets to, one or more joint-stock companies. Banks were also permitted to be members of a holding company structure; and

•	Consolidations were encouraged through tax incentives.
                    The Consolidated Banking Law. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank.

Furthermore, subject to their respective by-laws and applicable regulations, banks may engage in all the business activities that are integral to banking as described in the EU Banking Directive.
                    The Dini Directive. Historically, a large number of Italian banks were owned by public law banking foundations, which in turn were controlled principally by local government authorities. The Dini Directive, enacted in November 1994, provided tax incentives for Italian banking foundations to either:
•	reduce to below 50 per cent their equity participation in certain public banks originally organized as foundations through either public offerings or sales to certain specified entities including, for example, banking groups, certain financial institutions and insurance companies, or

•	cover more than 50 per cent of the foundations’ expenses from income derived from sources other than such banks.
                    The Ciampi Law. The Ciampi Law, enacted on December 23, 1998, and Legislative Decree No. 153 of May 17, 1999, collectively referred to herein as the Ciampi Law, provide for, inter alia, the:
•	transformation of public law banking foundations into non-profit private institutions with the exclusive purpose of pursuing projects of social importance in the area of scientific research, education or healthcare;

•	divestiture of any remaining controlling participation in banks or financial institutions by 2006; and

•	application of the tax regime for non-profit private institutions (50 per cent reduction in income tax and regional tax on production activities (Imposta Regionale sulle Attività Produttive, or IRAP)) to those foundations that disposed of their controlling stakes in banks by May 2003.
                    The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) became effective in July 1998 and aimed at reorganizing laws governing the investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies. In particular, the Draghi Law introduced a comprehensive framework for the provision of investment services and collective investments (which applies to investment firms, banks and asset managers) new provisions regulating tender offers of securities, savings shares, the solicitation of proxies and the duration of shareholder agreements, with the objective of protecting minority shareholders in general.
                    Directive 2004/39/EC — The Markets in Financial Instruments EU Directive (MiFID). The MiFID came into force on November 1, 2007, replacing the existing Investment Services Directive (Directive 93/22/EEC). The purpose of the MiFID is to harmonize rules governing the operation of regulated markets. The MiFID resulted in significant changes to the regulation of financial instruments and widened the range of investment services and activities that firms can offer in EU Member States other than their home state. In addition, the MiFID:
•	provides for tailored disclosure requirements, depending on the level of sophistication of investors;

•	establishes detailed standards for fair dealings and fair negotiations between investment firms and investors;

•	introduces the operation of multilateral trading facilities (MTF) as a new “core” investment service; and

•	extends the scope of the definition of financial instruments to include commodity derivatives, credit derivatives and swap agreements.
                    The MiFID also sets out detailed requirements governing the organization of investment firms and their conduct of business.
                    Further to the implementation of the MiFID in Italy, the Italian Stock Exchange Commission (Consob) and the Bank of Italy adopted a joint regulation coordinating their respective supervisory competences with regard to the Italian financial markets and the institutions operating in those markets.
                    Supervision. Supervisory Authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito e il Risparmio, or CICR), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.
                    The CICR. The CICR is composed of the Economy and Finance Minister, who acts as chairman, and certain other economic ministers of the Italian government. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.
                    The Ministry of Economy and Finance. The Ministry has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share-capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy.
                    The Bank of Italy. The Bank of Italy supervises banks and certain other intermediaries through its regulatory powers (in accordance with the guidelines issued by the

CICR). The Consolidated Banking Law identifies four main areas of intervention subject to the regulatory power of the Bank of Italy: capital requirements, risk management, the taking of participations, administrative and accounting organization and internal controls and public disclosure requirements. The Bank of Italy also issues regulations in other fields, such as transparency in banking and financial operations of banks and financial intermediaries. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.
                    On-site visits carried out by the Bank of Italy may be “general” or “special” (which are directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank’s own by-laws.
                    The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.
                    In addition to its supervisory role, the Bank of Italy — as the Italian Central Bank - performs monetary policy functions by participating in the European System of Central Banks, and acts as treasurer to the Italian Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk.
                    On December 28, 2005, a new law was introduced to modify the competences and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6 year term, and may be reelected only once. In addition, the new law transferred most of the competences of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in case of mergers and acquisitions.
                    On January 1, 2008, the Italian Foreign Exchange Office (Ufficio Italiano Cambi or U.I.C.) was abolished and its functions, resources and competences were transferred to the Bank of Italy.
                    Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with original maturities up to two years or redeemable upon prior demand up to two years and debt securities with original maturities up to two years. A bank’s reserve requirements are deemed satisfied if, during each one-month maintenance period, the average amount of the daily balances of the reserve accounts is not lower than the reserve due (the average reserve obligation). The compulsory reserves earn an annual rate of interest determined by the average, over the monthly maintenance period, of the ESCB’s rate for its main refinancing operations. Failure to comply in full or in part with the reserve obligations may cause the ECB to apply sanctions on the noncompliant bank.
                    Risk-Based Capital Requirements and Solvency Ratios. Capital adequacy requirements are mainly regulated by Directives No. 2006/48/EC and No. 2006/49/EC or, together, the Capital Requirements Directive, the Consolidated Banking Law, CICR Regulation of December 27, 2006, and by the regulations issued by the Bank of Italy on the same date (Nuove disposizioni di vigilanza prudenziale per le banche). Italian banks are generally required to have ratios of regulatory capital to risk-weighted assets specified in the relevant regulations. At least half of the required regulatory capital must consist of Tier I capital (“core capital”), and the rest may consist of Tier II capital (“supplementary capital”). Core capital includes paid-in share capital, capital reserves, retained earning reserves and a special reserve denominated “fondo per rischi bancari generali” less own shares owned by the bank, goodwill, intangible assets and losses carried forward and incurred in the fiscal year. Supplementary capital includes asset revaluation reserves, subordinated debt and other quasi-equity instruments (such as non-redeemable loans). There are also limitations on the maximum amount of supplementary capital. To calculate risk-weighted assets, the aforesaid provisions have now implemented in Italy the framework commonly known as the “Basel II Accord.”
                    Loan Exposure Limitations. The purpose of the provisions of the EU Banking Directive on the monitoring and control of large exposures of credit institutions is to limit a bank’s exposure to any single borrower or group of related borrowers. In compliance with the criteria specified by the Ministry of Economy and Finance, the Bank of Italy has issued supervisory regulations on the concentration of risk that implement these provisions. These regulations require stand-alone banks or banking groups to limit their largest loans (i.e., loans exceeding 10 per cent of their regulatory capital) to any single customer or group of related customers to 25 per cent of a bank’s regulatory capital and the aggregate of large exposures to not more than 800 per cent of a bank’s regulatory capital. A more stringent limit (20 per cent of regulatory capital) applies to all persons or entities affiliated with the bank, which is defined to include (1) shareholders that, directly or indirectly, control, or own at least 15 per cent of the share capital in, the bank or the parent company of a banking group and (2) companies controlled by the bank or in which the bank owns at least 20 per cent of share capital, excluding subsidiaries which are included in the banking group or that are consolidated in accordance with the relevant criteria specified by the regulations. Banks belonging to banking groups must, on an individual basis, limit their largest loan exposures to any single customer or group or related customers to 40 per cent of the bank’s regulatory capital.
                    Equity Participations by Banks. Prior approval of the Bank of Italy is required for any equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the consolidated regulatory capital of the acquiring bank; (2) exceeding 10 per cent or 20 per cent of the share capital of the bank or financial or insurance company being acquired; or (3) resulting in the control of the share capital of the bank or financial or insurance company being acquired. Investments by stand-alone banks or by banking groups into insurance companies exceeding in the aggregate 40 per cent of the acquiror stand-alone or consolidated regulatory capital, as the case may be, (and 60 per cent of the regulatory capital, in case of the single bank included in the banking group) are not permitted.
                    The acquisition by banks and banking groups of shareholdings in non-financial companies is subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups must be lower than a certain pre-determined percentage of the acquiring bank’s regulatory capital. Moreover, banks and banking groups may only acquire up to a certain percentage shareholding in any single non-financial company and must diversify their investments in non-financial companies in order to avoid undue exposure to any single non-financial sector. Certain banks may be authorized to effect such investments in accordance with less stringent limitations, provided that they meet specific criteria set forth by the relevant regulations.
                    Finally, prior approval of the Bank of Italy is required for any acquisition by banks of control of companies that carry out activities instrumental to banking activities, such as bank information processing activities.
                    As a general limit, equity investment by banks and banking groups in all types of companies may not exceed in aggregate, together with real estate investments, 100 per cent of a bank’s “available margin,” calculated as the positive difference, if any, between the bank’s regulatory capital and the aggregate of the shareholdings and the real estate assets owned by it.
                    Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.
                    Participation to the Interbank Fund is compulsory for all Italian banks and intervenes when a bank is either in administrative management or mandatory liquidation. In the event of administrative management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €103.3 thousand per depositor per bank. The guarantee does not cover the following: customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.
                    Structure of the Banking Industry. Italy had 806 banks at December 31, 2007, compared to 841 at December 31, 2000. Banks ultimately controlled by local public authorities accounted for a substantial portion of total bank assets in 2007. In 2007, joint stock banks accounted for approximately 78.0 per cent of total bank assets and for 79.5 per cent of domestic customer deposits. Cooperative banks collectively represented 14.9 per cent of total bank assets and held 18.0 per cent of such deposits. Italian branches of foreign banks accounted for 7.1 per cent of total bank assets and for 2.6 per cent of deposits.

                    The ownership structure of the banking sector has undergone substantial change since 1992, reflecting significant privatizations through 1998. See “Public Finance — Privatization Program.”
                    In addition, since 1999 the Italian banking sector has experienced significant consolidation. This process has accelerated in recent years, resulting in the formation of Italian banking groups of international standing, such as Intesa Sanpaolo and UniCredit. In 2005, Dutch bank ABN Amro acquired Banca Antonveneta, which was the first successful takeover of a listed Italian bank by a non-Italian bank. In 2006, French bank BNP Paribas acquired Banca Nazionale del Lavoro, the sixth largest Italian bank by deposits at the time of the acquisition. In 2007, Banca Intesa merged with Sanpaolo IMI, creating the Intesa Sanpaolo Group. In the same year, Capitalia merged into UniCredit, creating one of the largest financial services organizations in Europe. More recently, Monte Dei Paschi di Siena completed the acquisition of Banca Antonveneta from Banco Santander in May 2008.
                    The European Union single market for financial services has and is expected to continue to affect the Italian banking system. Between 1980 and 2007, the number of foreign banks with branches in Italy grew from 26 to 79. These foreign banks principally specialize in wholesale corporate and interbank operations as well as retail banking, and few have branch networks.
                    Nevertheless, Italian banks have two competitive disadvantages relative to banks in other European Union countries. First, their operating costs are relatively high, principally as a result of high labor costs. Second, the contribution of services to net income is relatively low because Italian banks have not specialized in services to the same extent as banks in other countries. Many Italian banks are now seeking to increase their non-interest income as a proportion of total income by increasing the range of managed services offered.
                    Capitalization. According to the Bank of Italy, Italian banks are adequately capitalized. The ratio of total capital to risk-adjusted assets (the risk-asset ratio) as defined by the Basle Accord of 1988 was 10.4 per cent in 2007, compared to 10.7 per cent in 2006.
                    Bad Debts. Bad debts increased by 1.8 per cent in 2007 to €60,307 million after increasing 30.7 per cent in 2006. As a percentage of total loans, bad debts decreased from 3.2 per cent in 2006 to 3.1 per cent in 2007.
          Measures Adopted to Address the 2008 Banking Crisis
                    Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining residential real estate market in the U.S. in the second half of 2007 and the first half of 2008, resulted in a severe and sudden deterioration of the global economy and the capital markets and a banking liquidity crisis in the third and fourth quarter of 2008. Declines in the housing market over the past year in the U.S. and elsewhere, with falling home prices and increasing foreclosures and unemployment, have resulted in significant writedowns of asset values by financial institutions, including government sponsored entities, as well as major commercial and investment banks. These writedowns, initially of mortgage backed securities but spreading to credit default swaps and other derivative securities, in turn have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have refused to provide funding to even creditworthy borrowers or to other financial institutions. During 2008, these factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated a global economic slowdown and fears of a possible recession. In order to combat the global financial crisis, international organizations and governments of major countries, including the Italian government, enacted legislation providing for measures aimed at stabilizing the banking system and potentially rescue companies operating in certain other industries.
                    On October 8, 2008, the Government Council of the ECB announced the decision to cut interest rates on main refinancing operations and on marginal lending and deposit facilities. The minimum bid rate on the main refinancing operations, the interest rate on the marginal lending facility and the interest rate on the deposit facility were reduced by 50 basis points in each of October and November 2008 and by 75 basis points in December 2008 to 2.50%, 3.00% and 2.00% respectively. On October 9, 2008, the Italian Government enacted legislation adopting measures to stabilize the banking system and protect private savings, including the following:
•	subject to the previous approval of the Bank of Italy, the Ministry of Economy and Finance may support the recapitalization of Italian banks by subscribing and guaranteeing share capital increases, provided that the relevant banks have in place a program to stabilize their financial condition with a minimal duration of at least 36 months;

•	the Ministry of Economy and Finance may provide a state guarantee on funds granted by the Bank of Italy to banks, including Italian banks and Italian branches of foreign banks, which require emergency liquidity; and

•	in addition to the existing domestic bank deposit guarantee scheme, which is capped at Euro 103,000 for each deposit, the Ministry of Economy may guarantee in full all Italian bank deposits for a period of 36 months.
                    On October 12, 2008, the Heads of State and Government of the euro zone countries, the President of the European Commission, the Eurogroup President and the President of the European Central Bank met in Paris to adopt a concerted action plan of the euro zone countries to face the financial crisis. In particular, the participants to the summit agreed to (i) ensure appropriate liquidity conditions for financial institutions; (ii) facilitate the funding of banks; (iii) provide financial institutions with additional capital resources so as to continue to ensure the proper financing of the economy; (iv) allow for an efficient recapitalization of distressed banks; and (v) ensure sufficient flexibility in the implementation of accounting rules given the exceptional market circumstances.
                    To implement the resolutions taken at the summit in Paris, the Italian Government approved Law Decree no. 157 of October 13, 2008, which provides for additional measures aimed at facilitating medium term funding of banks and ensuring the stability of the banking system. In particular, pursuant to such law decree the Ministry of Economy and Finance may, subject to the previous approval of the Bank of Italy and only until December 31, 2009:
•	provide state guarantees, at market price conditions, on Italian banks’ medium term liabilities (up to five years), as long as they relate to financing transactions occurred before the entry into force of such law decree;
•	enter into swap agreements in order to exchange financial instruments issued or possessed by Italian banks for government-issued securities; and

•	provide a state guarantee, at market price conditions, in favour of Italian entities which obtained securities on a temporary basis in order to conduct refinancing transactions within the Eurosystem.
Credit Allocation
                    The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets.
                    Lending activity growth increased by 10.1 per cent in 2007, 1.4 percentage points less than in 2006. The slowdown was mainly attributable to the accounting effect of the assignment of loans and to the slower growth in household lending. The slowdown involved mainly short-term lending activity which increased 8.1 per cent in 2007, compared to 10.5 per cent in 2006; medium and long-term lending activity grew by 11.7 per cent in 2007, compared to 11.6 per cent in 2006. By contrast, loan demand from the business sector remained strong during 2007. The growth rate in lending activity to companies increased by 12.9 per cent during this period, compared to 11.8 per cent in 2006. In particular, lending activities in the manufacturing sector increased by 6.6 per cent in 2007, compared to 6.5 per cent in 2006; lending activities in the construction sector increased by 14.4 per cent in 2007, compared to 15.3 per cent in 2006; lending activity in the service sector increased by 10.9 per cent in 2007, compared to 13.7 per cent in 2006. In 2007, lending activity to the consumer and residential sector grew slower than in the preceding year, although it continued to experience high levels of growth at 8.7 per cent, compared to 10.3 per cent in 2006.
Exchange Controls
                    Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

                    Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties.

THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
                    Italy is fully integrated into the European and world economies, with imports and exports in 2007 equal to 29.5 per cent and 28.8 per cent of real GDP, respectively. Following the trade surplus recorded in 2003, Italy recorded an increasing trade deficit in each of subsequent years through 2006 due to higher increases in imports than exports. In particular, Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Italy’s trade balance decreased from a surplus of €1.6 billion, or 0.1 per cent of GDP, in 2003 to a deficit of €20.5 billion in 2006. In 2007, the trade deficit decreased to €8.8 billion. This reduction was mainly attributable to the significant increase in exports, especially to Spain, the smaller EU economies and the main energy-exporting countries, whose spending capacity was strengthened by high oil revenues.
                    The following table illustrates Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob.” Import amounts include all costs, insurance and freight, frequently referred to as “charged in full” or “cif.”
Foreign Trade

	2003	2004	2005	2006	2007
	(Millions of euro)
Exports (fob)
Agriculture, forestry and fishing	4,144	3,805	4,130	4,408	4,966
Extractive industries	687	776	1,003	1,090	1,312
Manufactured products	254,541	273,846	288,253	319,771	351,862
Food, beverage and tobacco products	14,904	15,689	16,497	17,876	19,227
Textiles, leather products and clothing	38,945	39,053	38,857	41,323	42,658
Wood and wood products	1,326	1,381	1,364	1,506	1,688
Paper, printing and publishing	6,017	6,203	6,399	6,696	7,110
Refined oil products	5,371	6,282	9,772	11,283	13,055
Chemical and pharmaceutical products	26,059	27,442	30,278	32,708	34,752
Rubber and plastic products	9,845	10,698	11,207	12,167	13,219
Non-metallic minerals and mineral products	8,711	9,042	8,874	9,543	9,949
Metals and metal products	21,894	27,387	30,195	37,888	43,882
Mechanic products and machinery	53,326	57,801	59,690	66,963	75,733
Electric and precision machinery	23,761	25,872	27,571	29,942	31,643
Transport equipment	29,169	31,734	32,433	35,579	41,756
Other manufactured products	15,214	15,262	15,118	16,297	17,190
Energy, gas and water production	20	58	63	155	101
Other	5,224	5,929	6,475	6,588	7,341

Total exports	264,615	284,412	299,923	332,013	365,581

Imports (cif)
Agriculture, forestry and fishing	9,292	9,272	9,321	9,946	10,309

	2003	2004	2005	2006	2007
	(Millions of euro)
Extractive industries	27,457	31,611	43,693	55,071	54,376
Manufactured products	218,090	235,869	247,228	277,546	299,804
Food, beverage and tobacco products	18,671	19,594	20,569	22,234	23,421
Textiles, leather products and clothing	20,082	20,683	21,849	24,869	25,505
Wood and wood products	3,390	3,507	3,578	4,074	4,324
Paper, printing and publishing	6,271	6,375	6,664	7,036	7,561
Refined oil products	4,735	4,747	5,593	6,875	6,835
Chemical and pharmaceutical products	35,824	38,664	41,142	45,138	48,205
Rubber and plastic products	5,566	6,022	6,353	6,994	7,612
Non-metallic minerals and mineral products	2,881	3,033	3,182	3,407	3,705
Metals and metal products	24,039	29,706	31,938	43,492	50,154
Mechanic products and machinery	19,902	21,180	21,690	23,703	27,458
Electric and precision machinery	33,600	37,397	38,389	40,594	40,381
Transport equipment	38,935	40,303	41,149	43,396	48,322
Other manufactured products	4,193	4,658	5,133	5,734	6,321
Energy, gas and water production	1,796	1,797	2,175	2,178	2,071
Other	6,363	7,084	6,875	7,723	7,816

Total imports	262,997	285,633	309,292	352,465	374,377

Trade balance	1,618	(1,221)	(9,369)	(20,452)	(8,796)

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.
                    The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, paper, printing and publishing products, wood and wood products, metals and metal products, electric and precision machinery and transport equipment.
                    Of all the major European countries, Italy is one of the most heavily dependent on import of energy, importing 85.3 per cent of its energy requirements in 2007 and 86.9 per cent in 2006. This decrease was mainly due to significant exploitation of the reserves of natural gas, which increased during the previous year. However, Italy’s trade balance remains vulnerable to fluctuations in oil prices, given the high proportion of energy imports.
                    According to national accounts data, exports of goods and services increased by 5.0 per cent in real terms in 2007. Although lower than in 2006 (6.2 per cent), the growth rate remained above the average recorded for the five years to 2005, confirming signs of recovery in Italy’s export capacity. During 2007, the increase in exports was driven by the refined petroleum products, transport equipment, and mechanical machinery and equipment sectors.
                     In 2007, the growth in the volume of exports was principally attributable to an increase in exports to EU countries, particularly Germany, France and Spain, Italy’s largest trading partners. During 2007, exports to the twelve EU member states that joined the EU in May 2004 and January 2007 increased by 10.2 per cent and exports to China and Russia increased by 11.0 per cent and 25.6 per cent, respectively.
                     According to the Bank of Italy, during 2007 Italy’s share of the world economy grew at current prices by 0.1 percentage points to 3.7 per cent, as a result of the large increase in exports denominated in euros (10.1 per cent in 2007) and the appreciation of the euro against the US dollar, which further increased their value with respect to total world exports.
                    During 2007, imports increased by 4.4 per cent at constant prices, compared to a 5.9 per cent increase in 2006. This decrease in imports growth rate was mainly driven by a slight decrease in imports of products and services related to extractive industries, compared to the significant increase recorded in 2006. The overall increase in imports was driven by a significant increase in imports of chemical and pharmaceutical products, metals and metal products, transport equipment and mechanic products and machinery. Imports from China, which became Italy’s principal non-EU supplier in 2004, increased by 17.5 per cent in 2007.
Geographic Distribution of Trade
                    As a member of the European Union, Italy enjoys free access to the markets of the other EU member states and applies the external tariff common to all European Union countries. During the past several years, the European Union countries have made significant progress in reducing non-tariff barriers, such as technical standards and other administrative barriers, to trade amongst themselves, and Italy has incorporated into national law most of the European Union directives on trade and other matters. With the accession of ten new members in 2004, and two new members in 2007, the EU has come to encompass many of Italy’s most important central and eastern European trading partners. The following tables show the distribution of Italy’s trade for the periods indicated.
Distribution of Trade (cif-fob) — Exports

Exports (fob)	2003	2004	2005	2006	2007
	(Millions of euro)
Belgium-Luxembourg	7,609	7,754	8,604	10,142	11,148
France	33,033	35,230	36,845	39,121	41,011
Germany	37,233	38,761	39,493	43,936	46,144
Netherlands	6,387	6,701	7,274	7,986	8,439
United Kingdom	18,686	20,153	19,703	20,171	20,789
Ireland	1,391	1,389	1,452	1,729	1,691
Denmark	1,972	2,147	2,626	2,653	2,793
Greece	5,832	6,486	6,030	6,834	7,367
Spain	18,911	20,727	22,466	24,471	26,487
Portugal	3,303	3,419	3,316	3,736	3,404
Austria	6,199	6,988	7,422	8,251	8,471
Finland	1,311	1,438	1,546	1,608	1,943
Sweden	2,680	2,847	3,077	3,643	3,964

Total EU (excluding EU members that joined in 2004 and 2007)	144,547	154,040	159,854	174,281	183,651
EU members that joined in 2004(1)	15,600	16,462	17,796	21,602	24,530
EU members that joined in 2007(2)	4,802	5,345	5,907	7,096	7,088

EU Stores and Provisions	86	100	102	89	134

Total EU	165,034	175,947	183,661	203,069	215,403
Turkey	4,721	5,687	6,167	6,760	7,207
United States	21,970	22,368	23,960	24,541	24,390
Russia	3,847	4,963	6,075	7,625	9,579
OPEC countries	10,201	11,028	12,126	14,273	17,558
Japan	4,333	4,333	4,537	4,483	4,338

Exports (fob)	2003	2004	2005	2006	2007
	(Millions of euro)
China	3,850	4,448	4,603	5,686	6,311
Other	50,660	55,639	58,794	65,576	73,847
Total	264,616	284,413	299,923	332,013	358,633

(1)	Comprises the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the EU in May 2004.

(2)	Comprises Bulgaria and Romania, which joined the EU in January 2007.

Source: ISTAT.
Distribution of Trade (cif-fob) — Imports

Imports (cif)	2003	2004	2005	2006	2007
	(Millions of euro)
Belgium-Luxembourg	12,374	13,880	15,077	16,111	17,540
France	29,951	31,278	30,849	32,739	33,180
Germany	47,521	51,319	53,646	59,104	62,257
Netherlands	15,362	16,862	17,483	19,729	20,175
United Kingdom	12,708	12,294	12,477	12,633	12,154
Ireland	4,082	4,185	4,076	3,757	3,379
Denmark	1,925	2,109	2,242	2,387	2,285
Greece	1,463	1,503	1,550	1,988	1,918
Spain	12,729	13,317	13,158	15,010	15,626
Portugal	1,321	1,333	1,383	1,584	1,478
Austria	7,545	7,803	7,790	9,232	8,667
Finland	1,813	1,552	1,812	2,234	2,040
Sweden	3,542	3,833	3,701	3,968	4,112

Total EU (excluding EU members that joined in 2004 and 2007)	152,336	161,268	165,244	180,476	184,811
EU members that joined in 2004(1)	9,226	11,184	13,300	16,795	19,658
EU members that joined in 2007(2)	4,930	5,124	5,301	5,587	5,186

Total EU	166,493	177,575	183,847	202,859	209,658
Turkey	3,335	3,971	4,364	5,410	5,344
United States	10,272	9,991	10,719	10,710	11,087
Russia	8,230	9,716	11,704	13,592	14,354
OPEC countries	16,792	19,339	27,291	33,943	34,244
Japan	5,281	5,520	4,977	5,441	5,359
China	9,553	11,828	14,135	17,911	21,764
Other	43,042	47,694	52,255	62,599	66,270
Total	262,998	285,634	309,292	352,465	368,080

(1)	Comprises the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the EU in May 2004.

(2)	Comprises Bulgaria and Romania, which joined the EU in January 2007.

Source: ISTAT.
                    As in the previous year, during 2007 over half of Italian trade was with other European Union members, with approximately 60.8 per cent of Italian exports and 58.8 per cent of imports attributable to trade with European Union partners. However, Italian exports to non-EU countries have grown faster than exports to EU countries, while imports from EU countries have grown faster than imports from non-EU countries. Germany is Italy’s single most important trading partner and in 2007 supplied 17.5 per cent of Italian imports and purchased 13.0 per cent of Italian exports.
                    In each of the past five years, Italy has recorded a positive trade balance with the rest of the EU area (including its current 27 members). Italy’s trade surplus with EU countries was €5.7 billion in 2007, compared to €0.2 billion in 2006. This significant improvement was mainly driven by the increase in the trade surplus with France, Spain, United Kingdom, Bulgaria and Romania, which offset a decrease in trade deficit with Austria and Finland.
                    During 2007, Italy also recorded a decrease in its trade deficit with non-EU countries, which decreased from €20.7 billion in 2006 to €15.2 billion in 2007. This result was characterized by a decrease in the deficits with oil-producers such as the OPEC countries and Russia (from €19.7 billion and €6 billion in 2006 to €16.7 billion and €4.8 billion in 2006, respectively), partially offset by the increase in deficit with China (from €12.2 billion in 2006 to €15.5 billion in 2007) and a decrease in the trade surplus with the United States (from €13.8 billion in 2006 to €13.3 billion in 2007). OPEC countries benefited from higher revenues from oil in 2007, driven by a sharp increase of price of crude oil during 2007 and the first few months of 2008. This increased their ability to import products and resulted in growing exports of mechanical and electrical machinery from Italy towards these countries. This increase in exports to OPEC countries and the fact that the value of imports of crude oil remained unchanged from 2006 resulted in a decrease in the trade deficit with these countries.
Balance of Payments
                    The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.
                    The following table illustrates the balance of payments of Italy for the periods indicated.
Balance of Payments

	2003	2004	2005	2006	2007
	(Millions of euro)
Current Account	(17,352)	(13,077)	(23,628)	(38,506)	(37,366)
Goods	9,922	8,854	536	(10,203)	2,941
Exports	263,599	283,347	299,400	332,758	366,400
Imports	253,677	274,493	298,864	342,961	363,459
Services	(2,362)	1,179	(541)	(1,272)	(6,978)
Exports	63,420	68,204	71,897	78,736	81,613
Imports	65,781	67,025	72,438	80,008	88,591

	2003	2004	2005	2006	2007
	(Millions of euro)
Income	(17,811)	(14,817)	(13,624)	(13,573)	(19,675)
Inflows	43,097	42,748	49,516	57,477	63,989
Outflows	60,908	57,564	63,140	71,050	83,664
Transfers	(7,101)	(8,293)	(9,998)	(13,458)	(13,653)
EU Institutions	(6,289)	(6,537)	(8,143)	(8,304)	(7,955)
Capital Account	2,251	1,700	998	1,890	2,673
Intangible assets	(86)	(38)	69	(100)	(69)
Transfers	2,337	1,738	929	1,990	2,742
EU Institutions	3,635	2,814	3,397	3,848	3,674
Financial Account	17,319	9,025	20,900	25,399	26,138
Direct investment	6,507	(1,970)	(17,571)	(2,255)	(36,954)
Abroad	(8,037)	(15,512)	(33,633)	(33,534)	(66,327)
In Italy	14,544	13,542	16,062	31,279	29,373
Portfolio investment	3,369	26,449	43,389	44,340	18,105
Assets	(51,068)	(21,064)	(87,035)	(50,132)	(658)
Liabilities	54,437	47,513	130,424	94,472	18,763
Financial Derivatives	(4,827)	1,834	2,326	(417)	386
Other investment	13,676	(19,550)	(8,054)	(16,711)	46,125
Change in official reserves	(1,406)	2,262	810	442	(1,524)
Errors and omissions	(2,218)	2,352	1,730	11,217	8,555

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.
Current Account
                     Italy had a current account surplus in each year from 1992 to 1999. Following decreases in the current account surplus from 1997 to 1999, Italy has registered a current account deficit since 2000. This reflects a deterioration in Italy’s visible and invisible trade balance. Italy’s current account deficit declined slightly in 2007 from the peak recorded in 2006, falling to €37.4 billion (2.4 per cent of GDP), from €38.5 billion (2.6 per cent of GDP) in 2006. This was due to an improvement in the visible trade balance, partially offset by the increase in invisible trade and income deficits.
                    Visible Trade. Italy’s visible trade surplus (on a fob-fob basis) has had a steadily declining trend since 2001. However, in 2007, Italy’s visible trade balance registered a surplus of €2.9 billion, compared to a deficit of €10.2 billion in 2006. This was mainly due to the significant increase in the trade surplus for non-energy products, the increase in exports of refined petroleum products and the appreciation of the euro, which partially offset the effect of the rise in oil prices in the second half of 2007. The balance with Middle Eastern OPEC countries improved, benefiting from the growth in exports of mechanical and electrical machinery, while the average value of imports of crude oil from these countries remained substantially unchanged compared with 2006. The deficit with Russia also decreased mainly as a result of the significant growth in exports, particularly clothing and mechanical machinery. By contrast, the deficit with China increased, due to the faster growth in imports than exports, mainly as a result of the trade balance for metals and metal products, mechanic products and machinery and electric and precision machinery.
                    Invisible Trade. In 2007, the balance on services deteriorated recording a deficit of €7 billion, compared to €1.3 billion in 2006. This result was mainly attributable to an increase in the deficit on technical and professional services, trade-related services and operating leasing, which grew from €4.1 billion in 2006 to €7.4 billion in 2007, and the increase in deficit on transport from €5.2 billion in 2006 to €7 billion in 2007. Additionally, the surplus on travel decreased slightly, from €12 billion in 2006 to €11.2 billion in 2007. This decrease was mainly due to an increase in spending of Italians traveling abroad for business purposes. By contrast, the surplus on tourism increased slightly, due to an increase in spending in Italy of tourists from EU countries, particularly Spain and the twelve countries that most recently acceded to the EU. The overall spending of Italians abroad increased by 8.4 per cent in 2007, mainly driven by spending in non-EU countries.
                    Income. Italy’s income deficit increased by €6.1 billion, to €19.7 billion in 2007, from €13.6 billion in 2006. The increase was primarily due to the growth from €13.3 billion to €19.6 billion in the deficit on investment income. This includes portfolio investment, direct investment and other investment. The increase in income from investment income deficit was driven by the increase from €5.6 billion in 2006 to €11.5 billion in 2007 in outflows from portfolio investment income. Net income from direct investment increased from €0.7 billion in 2006 to €2.6 billion in 2007, partly as a result of an increase in income from shares of non-Italian companies.
                    Current Transfers. Italy’s deficit on current account transfers increased slightly to €13.7 billion in 2007 from €13.5 billion in 2006, reflecting an increase in the deficit on private transfers, from €5.5 billion in 2006 to €6.8 billion in 2007, partially offset by the decrease in deficit on public transfers, from €8 billion in 2006 to €6.9 billion in 2007 (partially due to a slight decrease in the deficit recorded with EU Institutions, from €8.3 billion in 2006 to €8 billion in 2007).
Capital Account
                    The surplus on Italy’s capital account, which accounts for transactions in intangible assets, increased from €1.9 billion in 2006 to €2.7 billion in 2007, principally as a result of higher credits from international organizations.
Financial Account and the Net External Position
                    In 2007, the financial account surplus increased to €26.1 billion, from €25.4 billion in 2006, mainly as a result of the increase in other investment, the effect of which was partially offset by an increase in direct investment deficit and a decrease in net inflow on portfolio investments.
                    Italy’s net external debt position deteriorated from a €67.1 billion deficit, or 4.5 per cent of GDP, in 2006 to an €80 billion deficit, or 5.2 per cent of GDP, in 2007. The net inflow in the financial account, which amounted to €26.1 billion, resulted from an increase in external indebtedness to finance Italy’s current account and capital account deficit.
                    Direct Investment. During 2007, net direct investment outflows increased to €37 billion from €2.3 billion in 2006. This result was due to the combined effects of a significant increase of investment abroad by Italian residents, from €33.5 billion in 2006 to €66.3 billion in

2007, and a slight decrease of foreign investment in Italy, from €31.3 billion in 2006 to €29.4 billion in 2007.
                    The large increase in direct investment by Italian companies abroad, net of divestments, was mainly due to two transactions: Enel’s acquisition of Endesa and the corporate reorganization of equity interests held by Unicredit. In 2007, direct investment abroad by Italian companies other than banks amounted to €46 billion. The growth was due entirely to the increase recorded by the energy sector (from €3 billion in 2006 to €27.6 billion in 2007), due principally to acquisitions by ENEL and Eni.
                    Foreign direct investment in Italy, net of divestment, remained substantially stable at low levels during the 1990s, recording an average of 0.4 per cent of GDP for the years 1990-1999 and a peak of €16.6 billion or 1.4 per cent of GDP in 2001. After four years of steady decrease, foreign direct investment in Italy, net of divestments, grew by €2.5 billion, from €13.5 billion in 2004, to €16.1 billion in 2005, and almost doubled in 2006, reaching €31.2 billion. During 2007, the decrease in foreign direct investment, net of divestments, was mainly driven by the decrease of foreign investment into the Italian banking and insurance sector and food industry, partially offset by higher investment in the transport and communications industries.
                    The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities as of the dates indicated.
Direct Investment by Country(1)

	2003	2004	2005	2006	2007
	(Millions of euro)
Direct investment abroad
Netherlands	38,716	47,198	55,124	68,175	80,221
Luxembourg	17,383	19,667	21,306	17,178	17,848
United States	14,718	14,063	16,616	19,824	18,741
United Kingdom	16,196	18,022	19,157	18,859	17,817
France	16,716	18,161	20,215	22,447	24,084
Switzerland	8,753	7,877	8,476	8,661	8,769
Germany	10,439	11,756	12,709	13,758	15,131
Spain	7,887	8,118	8,357	9,374	36,334
Brazil	2,775	2,950	4,180	4,285	4,852
Belgium	3,651	3,960	4,188	4,747	5,057
Argentina	1,700	1,625	1,873	1,752	1,570
Sweden	598	646	756	825	785
Other	27,168	28,287	33,696	42,324	47,126

Total	166,700	182,330	206,653	232,209	278,335

Direct Investment in Italy
Netherlands	21,479	29,101	33,947	41,217	49,457
Luxembourg	14,665	16,663	20,364	21,185	21,799
United States	15,547	16,740	18,169	19,602	20,204
United Kingdom	17,791	19,854	21,543	23,120	24,304
France	17,014	18,358	21,715	28,114	30,196
Switzerland	14,767	16,317	17,038	17,796	17,942
Germany	11,024	10,677	12,967	8,549	7,485

	2003	2004	2005	2006	2007
	(Millions of euro)
Spain	1,022	1,448	4,083	8,929	12,304
Brazil	63	96	156	243	255
Belgium	2,368	2,488	1,679	1,786	4,935
Argentina	132	192	209	219	225
Sweden	2,371	2,493	2,570	2,682	2,781
Other	13,445	15,056	16,077	18,117	22,416

Total	131,688	149,483	170,517	191,559	214,303

(1)	Does not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.

Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.
                    Portfolio Investment and Financial Derivatives. Portfolio investment declined to a net surplus of €18.5 billion in 2007 from €43.9 billion in 2006. This decrease was mainly driven by a significant reduction in net inflows of investments in debt securities partially, offset by the decrease in net outflows of investments in equity securities and the slight improvement in the financial derivatives position. In particular, net inflows of investment in debt securities decreased from €53.1 billion in 2006 to €18.4 billion in 2007 and net outflows of investments in equity securities decreased from €8.8 billion in 2006 to €0.3 billion in 2007. During 2007, Italy recorded a €0.4 billion net inflow in investments in financial derivatives, compared to a €0.4 billion net outflow recorded in 2006.
                    The decrease in net inflow of investment in debt securities was due to the significant decrease of non-residents’ investment in Italian debt securities, from €84 billion in 2006 to €30.1 billion in 2007, the effect of which was partially offset by the reduction of Italian investment in foreign debt securities, from €30.8 billion in 2006 to €11.7 billion in 2007.
                    The decrease in net outflow of investment in equity securities recorded during 2007, compared to 2006, was attributable to a €11.4 billion decrease in the portfolio of Italian shares held by foreigners in 2007 (compared to the €10.5 billion increase in 2006) and a €11.0 billion decrease in the portfolio of foreign shares held by Italian investors in 2007 (compared to a €19.3 billion increase in 2006).
                    Other Investment and Official Reserves. In 2007, Italy recorded a €46.1 billion surplus on “other investment”, compared to a €16.7 billion deficit in 2006. The large increase in inflows was primarily due to the increase from €44 billion to €83 billion in bank borrowings, which continued to raise substantial funds abroad until the third quarter of 2007. During 2007, official reserves increased by €1.5 billion. The year-end stock rose from €57.5 billion to €64.1 billion. This increase was mainly due to the €6.7 billion revaluation gain on gold reserves, from €38.1 billion in 2006 to €44.8 billion in 2007.
                    Errors and Omissions. The amount recorded in the residual “Errors and Omissions” account is a common area of concern for all leading countries in the European Union. The Government believes that this account is largely the result of exporters not reporting payments by non-residents to accounts abroad. Errors and omissions amounted to a positive €8.6 billion in 2007, compared to a positive €11.2 billion in 2006.

Reserves and Exchange Rates
                    When on January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.
                    The following table sets forth, for the periods indicated, certain information regarding the US Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.
US Dollar/Euro Exchange Rate

Yearly Average
Period	Period End	Rate(1)	High	Low
		(U.S.$ per €1.00)
1999	1.0046	1.0588	1.1789	1.0015
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377
2004	1.3621	1.2462	1.3633	1.1802
2005	1.1797	1.2490	1.3507	1.1667
2006	1.317	1.2630	1.3331	1.1826
2007	1.4721	1.3797	1.4874	1.2893

(1)	Average of the reference rates for the last business day of each month in the period.
Source: European Central Bank.
                    The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.
Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2003	2004	2005	2006	2007
Japanese Yen	131.76	133.91	136.89	146.81	162.11
British Pound	0.6934	0.6793	0.6830	0.6819	0.6873
Swiss Franc	1.5236	1.5436	1.5478	1.5768	1.6459
Nowegian Krone	8.0388	8.3666	8.0063	8.0420	8.0075
Australian Dollar	1.7398	1.6928	1.6269	1.6685	1.6366
Czech Koruna	31.892	31.894	29.795	28.266	27.733

(1)	Average of the reference rates for the last business day of each month in the period.
Source: European Central Bank.
                    In 2007, official reserves increased to €64.1 billion from €57.5 billion in 2006. In 2007, the annual contribution of the Bank of Italy to the reserves of the European Central Bank decreased slightly from €7.3 billion in 2006 to €7.2 billion in 2007.

                    The following table illustrates the official reserves of Italy as of December 31 in each of the years 2003 through 2007.
Official Reserves

	2003	2004	2005	2006	2007
		(Millions of euro)
Gold	26,042	25,348	34,279	38,050	44,793
SDRs(1)	123	106	194	206	225
Total position with IMF	3.289	2,719	1,490	742	499
Net foreign exchange	20,634	17,628	19,944	18,537	18,557
Total reserves	50,088	45,801	55,907	57,535	64,074

(1)	Special Drawing Rights.
Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.

PUBLIC FINANCE
The Budget Process
                    The Government’s fiscal year is the calendar year. The budget process begins in March of each year, when the General Accounting Office (Ragioneria Generale dello Stato), a department of the Ministry of Economy and Finance, sends a directive to each Ministry and Government agency to prepare a detailed budget for the next fiscal year and a summary forecast budget for the next three years. Other public sector entities also report to the Ministry of Economy and Finance in March on their cash resources and needs for the following fiscal year.
                    In June or July of each year the Ministry of Economy and Finance presents to Parliament a planning document called the Documento di Programmazione Economica e Finanziaria (Economic and Financial Program Document, or “Program Document”). The Program Document sets forth Government programs, reforms and public finance targets for the next four to five years. It describes the macroeconomic framework of the current year and sets forth two sets of forecast general government revenues and expenditures. The first forecast assumes no change from current policy and the second assumes the adoption of the programs contemplated by the Program Document. The Program Document is usually approved by Parliament by mid-August of each year.
                    By September 30 of each year the Ministry of Economy and Finance presents to Parliament its revisions, if any, to the Program Document, and the Relazione Previsionale e Programmatica (Forecast and Planning Report, or “RPP”) a document that shows programs, reforms and public finance targets for the next calendar year.
                    In the fourth quarter of each year the Government presents to Parliament its final budgetary package, which consists of the Legge di Bilancio (Budget Law) and the Legge Finanziaria (Annual Financial Law). The Budget Law formally authorizes general government revenues and expenditures for the upcoming calendar year. General government entities may not make payments unless they are provided for in the Budget Law. The Annual Financial Law sets forth the financial framework for the upcoming calendar year within the parameters set by the Program Document. It allocates financial resources to general government entities and amends laws in order to reflect these allocations.
                    The Ministry of Economy and Finance and, in particular, the General Accounting Office, is responsible for the management of Government expenditures. The Ministry of Economy and Finance submits to the Government and to Parliament a quarterly cash-flow report (Relazione Trimestrale di Cassa) that indicates year-to-date revenues and expenditures and divergence from the budget. If this divergence is significant, the Government may submit a supplemental budget to Parliament that, if approved, amends the Annual Financial Law for the then-current fiscal year.
European Economic and Monetary Union
                    Under the terms of the Maastricht Treaty, member states participating in the EMU, or Participating States, are required to avoid excessive government deficits. In particular, they are required to maintain:

•	a budget deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling. The Commission and the Council may consider an excess budget deficit resulting from a severe economic downturn to be exceptional if the excess results from a decrease in annual GDP or from an accumulated loss of output during a protracted period of very low annual GDP growth relative to its potential, taking into account all relevant factors including cyclical conditions, social and investment policies, fiscal consolidation efforts in “good times,” debt sustainability, public investment, the overall quality of public finances and the implementation of structural pension reforms (and their cost); and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.
                    Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.
                    In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and Growth Pact (SGP). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall budget deficit below a reference value of 3 per cent of GDP.
                    Under SGP regulations, Participating States are required to submit a stability and growth program (each such program a “Stability and Growth Program”), and non-participating member states are required to submit revised convergence programs every year. These programs, which cover a three to four-year period, are required to set forth:
•	projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures), and the adjustment path towards this objective;

•	the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation;

•	the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects;

•	an analysis of how changes in the main economic assumptions would affect the budgetary and debt position; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.
                    Based on assessments by the EU Commission and the Economic and Financial Committee, the Council of the EU delivers an opinion on whether:
•	the economic assumptions on which the program is based are plausible;

•	the adjustment path toward the budgetary objective is appropriate; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.
                    The Council of the EU can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the Council will examine whether the concerned Participating State pursues the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective or in allowing those that have already reached it to temporarily depart from it, the Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms, and whether higher adjustment effort is made in economic good times. If the Participating State repeatedly fails to comply with the Council of the EU’s recommendations, the Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:
•	0.2 per cent of the Participating State’s GDP, and

•	one tenth of the difference between the budget deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.
                    This deposit may be increased in succeeding years if the Participating State fails to comply with the Council’s recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the Council may require the Participating State to publish additional information, to be specified by the Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.

Accounting Methodology
                    Italy historically has used two systems of accounting: state sector and public sector. State sector accounting includes the revenues and expenditures of the Government and certain agencies and entities whose budgets must be approved by Parliament. Public sector accounting includes the Government, agencies and entities comprising the state sector, as well as entities with budgets not subject to Parliamentary approval (including autonomous agencies, regional and local governments and authorities and the national social security agencies) to the extent the Government receives and transfers funds to those entities. Parliament may review the use of funds transferred by the Government to public sector entities and the financial results of those entities. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.
                    Transactions between state-owned joint stock companies and the Government are only included in state sector accounting or public sector accounting to the extent the Government is acting in its capacity as shareholder, for example through the receipt of dividends or the contribution of capital. See “— Government Enterprises.”
                    Although Italy continues to use public sector and State sector accounting for most internal budgeting and certain other purposes, it also utilizes general government accounting. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. European Union countries are generally required to use general government accounting for purposes of financial reporting in accordance with European Union requirements. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria.
                    ESA 95 National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. These were intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. In connection with revisions to the national accounting system implemented in December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain (which for most tables included in this document is 2001) component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the SEC. The general government revenues and expenditure figures in this annual report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.
Measures of Fiscal Balance
                    Italy reports its fiscal balance using two principal methods:

•	Net borrowing, or budget deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the EU Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural budget deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates. In 2003, the EU Commission changed the methods to be used to calculate structural net borrowing.

•	Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.
                    The table below shows selected public finance indicators for the period from 2003 through 2007.
Selected Public Finance Indicators 2003 through 2007

	2003	2004	2005	2006	2007
		(Millions of euro, except percentages)
General government expenditure(1)	648,473	667,799	693,347	729,822	748,340
General government expenditure, as a percentage of GDP	48.6%	48.0%	48.5%	49.3%	48.7%
General government revenues	601,859	619,227	631,548	679,840	724,246
General government revenues, as a percentage of GDP	45.1%	44.5%	44.2%	45.9%	47.2%
Net borrowing	46,614	48,572	61,799	49,982	24,094
Net borrowing, as a percentage of GDP	3.5%	3.5%	4.3%	3.4%	1.6%
Primary balance	21,736	17,197	4,272	18,610	52,486
Primary balance, as a percentage of GDP	1.6%	1.2%	0.3%	1.3%	3.4%
Public debt	1,392,389	1,444,604	1,512,779	1,582,009	1,598,971
Public debt, as a percentage of GDP	104.3%	103.8%	105.9%	106.9%	104.1%

(1)	Includes revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2003 (€2,700 million), 2004 (€4,500 million), 2005 (€3,200 million), 2006 (€1,700 million) and 2007 (€1,400 million).
Source: ISTAT data published in October 2008.
                    Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Italy gradually reduced its net borrowing as a percentage of GDP to below the 3 per cent threshold set by the Maastricht Treaty in the late 1990s and the first years of this decade. Net borrowing, was higher than the 3 per cent threshold each year from 2003 through 2006. However, it decreased to 1.6 per cent in 2007, compared to 3.4 per cent in 2006. In July 2008 the EU Council terminated the excessive deficit procedure against Italy initiated in 2005. See also “— The Council Recommendation to Italy Relating to its Excessive Government Deficit” below.
                    Following ten years of year on year reductions of public debt as a percentage of GDP, public debt increased from 103.8 per cent of GDP in 2004 to 105.9 per cent in 2005 and 106.9 per cent in 2006. In 2007, it decreased to 104.1 per cent as a result of a mix of factors including, among others, an increase in Italy’s primary surplus and a reduction of Treasury funds deposited with the Bank of Italy. Since 1999 the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates.
The Council Recommendation to Italy Relating to its Excessive Government Deficit
                    On July 12, 2005, the Council performed an overall assessment of Italy’s economic situation pursuant to the Maastricht Treaty. The Council concluded that Italy’s exceeding of the 3 per cent reference value for budget deficit as a percentage of GDP in 2003 and 2004 was not due to unusual events beyond the control of Italian authorities, nor due to a severe and unpredictable economic downturn. Accordingly, the Council adopted a recommendation requiring that Italy’s excessive budget deficit be brought within the 3 per cent reference value.
                    Subsequently, the Council noted that, given Italy’s high debt-to-GDP ratio, high level of structural deficit and continuing economic slowdown, the adjustment path Italy was called to undertake would require a longer time than would otherwise be imposed under the terms of the Maastricht Treaty in order to ensure the adjustment did not prove economically counter-productive. Accordingly, the Council granted Italy an extension to 2007 to correct its budget deficit and set January 12, 2006 as the time limit for the necessary measures to be implemented, provided these resulted in a cumulative reduction in the structural budget deficit of at least 1.6 per cent of GDP over 2006 and 2007 relative to its level in 2005 (with at least half of this correction occurring in 2006).
                    Further to a recommendation from the European Commission to the European Council in May 2008 to terminate the excessive deficit procedure against Italy, on June 2, 2008, following an overall assessment of Italy’s economic situation, the Council concluded that Italy’s deficit had been brought below the three per cent of GDP threshold in a credible and sustainable manner, and that, while its public debt-to-GDP ratio remained high and clearly above the reference value, it could be considered to have diminished in line with the correction of the excessive deficit in 2007. Consequently, the Council resolved to terminate the excessive deficit procedure against Italy.
The 2007 Stability and Growth Program
                    In November 2007, Italy presented the update to its stability and growth program for the period 2007-2011 (“2007 Stability Program”) to the Council of the EU and the EU Commission. The 2007 Stability Program is based on the 2008-2011 Program Document approved by Parliament in July 2007, the RPP for 2008 presented to Parliament on September 27, 2007 and Annual Financial Law approved in December 2006. The following table compares the principal finance indicators included in the stability and growth program for the period 2006-2011 (“2006 Stability Program”) and the 2007 Stability Program:
Comparative Table
2006 Stability Program and 2007 Stability Program Targets

	2006	2007	2008	2009	2010	2011
Real GDP growth rate
2006 Stability Program	1.6	1.3	1.5	1.6	1.7	1.7
2007 Stability Program	1.9	1.9	1.5	1.6	1.7	1.8
Difference	0.3	0.6	0.0	0.0	0.0	0.1
Net Borrowing, as a % of GDP
2006 Stability Program	(4.8)	(2.8)	(2.2)	(1.5)	(0.7)	0.1
2007 Stability Program	(4.4)	(2.4)	(2.2)	(1.5)	(0.7)	0.0
Difference	0.4	0.4	0.0	0.0	0.0	0.0
Public Debt, as a % of GDP
2006 Stability Program	107.6	106.9	105.4	103.5	100.7	97.8
2007 Stability Program	106.8	105.0	103.5	101.5	98.5	95.1
Difference	(0.8)	(1.9)	(1.9)	(2.0)	(2.2)	(2.7)

Source: 2006 and 2007 Stability Programs.
               On February 12, 2008, the Council of the EU issued an opinion setting forth, among others, the following considerations with regard to the achievement of the budgetary targets set forth in Italy’s updated 2007 Stability Program:
•	The Council noted that the growth assumption for 2008 in Italy’s updated 2007 Stability Program appeared rather favorable, as real GDP growth in 2008 was expected to be clearly below that of the Program. The Council also noted that the Program’s projections for inflation appeared to be on the low side for 2008 and plausible thereafter.

•	The adjustments made to the budget set out in the updated 2007 Stability Program for achieving the medium-term objective of a balanced budget are inadequate and need to be strengthened to be in line with the Stability and Growth Pact.

•	The Council noted that there were risks attached to lower GDP growth and the lack of information in the Program on the planned fiscal consolidation. In particular, the Council noted that appropriate measures aimed at curbing expenditure developments remained to be spelled out.

•	The Council noted that the budgetary implementation in 2007 was in line with the invitation in the Council opinion on the previous update of the stability program related to the correction of the excessive deficit and that the deficit targets for 2008-2011 were likely to remain unchanged from the previous Program. The Council also noted that Italy continues to be at medium risk with respect to sustainability of its public finances.

•	The long-term budgetary impact of ageing in Italy is lower than the EU average, with pension expenditure showing a more limited increase than on average in the EU, thanks to the pension reforms adopted, assuming they are fully implemented. However, the Council noted that the budgetary position in 2007, which is better than the starting position of the previous Program, contributes to offsetting the projected long-term budgetary impact of ageing but is still insufficient to fully cover future spending pressures.
In its opinion the EU Council invited Italy to:

(i)	build on the positive results of 2007, strengthen the budgetary target for 2008, so as to secure an ambitious adjustment; and implement the planned fiscal consolidation thereafter, with specified measures to ensure adequate progress towards the medium term objective of a balanced budget, so as to achieve it within the Program period and thus accelerate the pace of debt reduction;

(ii)	in view of the very high level of government debt, fully implement pension reforms, notably the planned periodical actuarial adjustment, so as to avoid significant increases in age-related spending; and

(iii)	spell out the budgetary strategy for the medium term in line with the Stability and Growth Pact and its Code of Conduct, continue the effort to improve the quality of public finances by focusing on their composition, increasing the transparency of the budgetary process and effectively implementing mechanisms to monitor and control expenditure.
The 2009-2013 Program Document
                    In June 2008 the Government finalized and presented to Parliament its 2009-2013 Program Document, which was updated by the Government in September 2008. The 2009-2013 Program Document contemplates as its main objective achieving long-term economic growth in a stable economic environment.
                     The 2009-2013 Program Document contemplates several structural reforms over the five-year period aimed at relaunching productivity, reducing the public debt and increasing the efficiency of the public administration. In particular, the Italian government is committed to reducing the overall cost of Italy’s public administration and to relaunching the privatization process. Competitiveness and productivity will be increased through investments in innovation, the modernization of Italy’s administrative system and the improvement of Italy’s infrastructure, particularly its telecommunications networks, energy infrastructure, and transport services. Moreover, the Program Document provides for the adoption of tax measures aimed at pursuing tax equalization and reducing tax evasion.
Modernization of Italy’s administration: The Italian government plans to reduce the administrative burden on businesses and citizens by adopting a series of measures, such as repealing obsolete laws and ineffective regulations, reorganizing government entities and offices and simplifying administrative requirements that private companies have to comply with in order to conduct their business. In general, the Program Document aims at reorganizing the public administration sector in order to increase its efficiency, reduce costs and, as a result, promote the competitiveness of the national economy.

Taxation: The government intends to fully implement article 119 of the Italian Constitution, which provides for fiscal federalism. In particular, the government plans to introduce changes that will allow Regions and public local entities to generate tax revenue, that is directly attributable to their relevant geographic areas of competence, and to achieve a greater autonomy in tax management. These measures aim to guarantee the adequacy of taxes to the public services provided at local level as well as more transparency and efficiency of the taxation system.

Infrastructure and innovation (energy sector): To reduce the country’s energy-related deficit, the government plans to take steps to encourage the production of nuclear energy, such as defining the type of plants to be built, providing for specific authorization procedures and setting criteria for the selection of suitable locations. Furthermore, the government intends to support the development of new-generation communication networks, particularly broadband communication infrastructure. In this respect, innovation funds (involving the participation of both public and private investors) may also be granted in order to promote highly innovative business ventures.

Privatizations: Following a substantial interruption of privatizations in 2006, the government plans to begin a new privatization process, to reduce public debt. In particular, the government intends to start procedures leading to the partial or total sale of its stakes in two companies that are indirectly controlled by the State: Fincantieri — Cantieri Navali S.p.A. and Tirrenia di Navigazione S.p.A. In the long term, subject to the implementation of appropriate restructuring plans and a specifically designed regulatory framework, the government contemplates the privatization of companies directly controlled by the State, such as Poste Italiane S.p.A., Istituto Poligrafico e Zecca dello Stato S.p.A. and SACE S.p.A.
                    The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the Program Document.

2009-2013 Program Document Objectives

	2008	2009	2010	2011	2012	2013
GDP (% real growth rate)	0.1	0.5	0.9	1.2	1.5	1.5
Unemployment rate (%)	5.9	5.8	5.7	5.6	5.5	5.4

Net borrowing, as a percentage of GDP	2.5	2.1	1.2	0.3	0.1	0.0
Primary balance, as a percentage of GDP	2.6	3.0	3.9	4.6	4.8	4.9
Public debt, as a percentage of GDP	103.7	102.9	101.3	98.4	95.1	91.9
Structural net borrowing (budget surplus), net of one-off measures, as a percentage of GDP	2.5	1.8	0.7	(0.2)	(0.2)	(0.2)
Structural net borrowing (budget surplus), as a percentage of GDP	2.3	1.7	0.6	(0.2)	(0.2)	(0.2)
Structural primary balance, net of one-off measures, as a percentage of GDP	2.6	3.4	4.4	5.2	5.1	5.0
Structural primary balance, as a percentage of GDP	2.8	3.4	4.4	5.2	5.1	5.0

Source: 2009-2013 Program Document and Update to the 2009-2013 Program Document.
                    The Update to the Program Document targets real GDP growth of 0.1 per cent in 2008 and 0.5 per cent in 2009, compared to a growth of 1.5 per cent and 1.6 per cent, respectively, targeted in the 2007-2011 Program Document.
                    The Program Document also targets annual budget deficit reductions with the budget deficit as a percentage of GDP decreasing progressively from 2.5 per cent in 2008 to nil in 2013. The targeted reductions in budget deficits in the 2009-2013 Program Document are less ambitious than those set forth in the 2008-2011 Program Document, while the estimated growth in Italy’s primary surplus is more ambitious than the one contemplated by the 2008-2011 Program Document.
                    The objectives and forecasts set forth in the Program Document are based on assumptions relating to future economic developments, including international economic trends, and may therefore not be realized. In addition, the forecasts set forth in the Program Document differ from the most recent forecasts of the IMF. In particular, according to its World Economic Outlook Report, published on October 8, 2008, the IMF forecasts:
•	Italy’s falling into recession during 2008 and 2009, with negative real GDP annual growth rate at (0.1) per cent and (0.2) per cent, respectively;

•	Italy’s budget deficit as a percentage of GDP increasing to 2.6 per cent in 2008 and 2.9 per cent in 2009; and

•	an increase in Italy’s debt-to-GDP ratio to 104.3 in 2008, followed by a further increase to 105.5 per cent in 2009.

                    Moreover, on November 3, 2008, the European Commission published its autumn economic forecast, updating the outlook for the period 2008-2010 for the EU, the Euro area and its members. The European Commission’s forecast differs from the forecast set forth in the Program Document and in the above mentioned IMF report. In particular, the European Commission expects that:
•	Italy’s GDP will stagnate with no growth during 2008 and 2009;

•	Italy’s net borrowing as a percentage of GDP will increase to 2.1 per cent in 2008 and decrease to 1.8 per cent in 2009;

•	Italy’s budget deficit as a percentage of GDP will increase to 2.5 per cent in 2008 and to 2.6 per cent in 2009; and

•	Italy’s debt-to-GDP ratio will remain stable at 104.1 per cent in 2008 and increase to 104.3 per cent in 2009.
Revenues and Expenditures
                    The following table sets forth general government revenues and expenditures and certain other key public finance measures for the five years ended December 31, 2007. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the ratio of public debt-to-GDP. See “— Privatization Program.”
General Government Revenues and Expenditures

	2003(1)	2004(1)	2005	2006	2007
	(euro in millions)
Expenditures
Current expenditures	590,664	612,820	634,970	655,814	684,786
of which
Total consumption	250,382	262,854	275,365	281,881	286,105
of which
Wages and salaries	144,749	149,866	156,542	162,889	164,645
Cost of goods and services	105,633	112,988	118,823	118,992	121,460
Interest expense	68,350	65,769	66,071	68,592	76,580
Social services	224,485	234,701	242,346	252,119	265,284
Other current expenditures	47,447	49,496	51,188	53,222	56,817
of which
Production grants	14,213	14,328	12,910	13,057	14,198
Capital expenditures(2)	57,809	54,979	58,377	74,008	63,554
of which
Investments	32,778	33,426	33,711	34,792	36,134
Investment grants	23,397	20,071	21,988	22,292	24,769
Other capital expenditures	1,634	1,482	2,678	16,924	2,651
Total Expenditures	648,473	667,799	693,347	729,822	748,340
as a percentage of GDP	48.6%	48.0%	48.5%	49.3%	48.7%

	2003(1)	2004(1)	2005	2006	2007
	(euro in millions)
Revenues
Current revenues	579,569	607,047	625,596	675,366	719,632
of which
Tax revenues	365,515	380,833	392,551	433,489	459,588
of which
Direct taxes	178,745	185,378	189,815	213,308	233,660
Indirect taxes	186,770	195,455	202,736	220,181	225,928
Social security contributions	168,776	175,968	183,445	189,683	204,772
Revenues from capital	8,078	7,611	7,952	8,805	9,321
Other current revenues	37,200	42,635	41,648	43,389	45,951
Capital revenues	22,290	12,180	5,952	4,474	4,614
Total revenues	601,859	619,227	631,548	679,840	724,246
as a percentage of GDP	45.1%	44.5%	44.2%	45.9%	47.2%

Current surplus/(deficit)	(11,095)	(5,773)	(9,374)	19,552	34,846
as a percentage of GDP	(0.8)%	(0.4)%	(0.7)%	1.3%	2.3%
Net borrowing	46,614	48,572	61,799	49,982	24,094
as a percentage of GDP	3.5%	3.5%	4.3%	3.4%	1.6%
Primary balance	21,736	17,197	4,272	18,610	52,486
as a percentage of GDP	1.6%	1.2%	0.3%	1.3%	3.4%
GDP (nominal value)	1,335,354	1,391,530	1,428,375	1,479,981	1,535,540

(1)	The Statistical Office of the European Communities, or Eurostat, published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy is required to account for receipts, aggregating approximately €6.7 billion, from certain real estate and state lottery proceeds securitizations transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general government revenues and expenditures figures presented in the table above take into account the effects of the Eurostat decision.

(2)	Includes revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2003 (€2,700 million), 2004 (€4,500 million), 2005 (€3,200 million), 2006 (€1,700 million) and 2007 (€1,400 million).
Source: ISTAT data published in October 2008.
                    General government expenditures and revenues have increased in each of the last five years. General government expenditures rose by 2.5 per cent in 2007, compared to 5.3 per cent in 2006. The increase in total expenditures was mainly driven by the increase in social services and interest expense, the effect of which was partially offset by the decrease in capital expenditures. The slower growth in government expenditures during 2007 is mainly attributable to the absence of extraordinary charges such as the capital expenditures recorded in 2006.
                    General government revenue increased by 6.5 per cent in 2007, compared to 7.6 per cent in 2006. The slower growth in government revenue during 2007 is mainly attributable to the lower growth of current revenue, which increased by 6.6 per cent in 2007, compared to 8.0 per cent in 2006, primarily due to lower growth in tax revenue and social securities contributions.
                    Italy recorded a current account surplus of €34.8 billion in 2007 compared to €19.6 billion in 2006 and a deficit of €9.4 billion in 2005, principally due to the faster growth of tax revenue and social securities contributions than expenditures attributable to wage and salaries and costs of goods and services.

Expenditures
                    Italy has a comprehensive system of social services, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues.
                    Social Services. Social Services includes expenditures for pensions, disability and unemployment benefits. The two principal social security agencies for private sector employees, the Istituto Nazionale Previdenza Sociale (“INPS”) and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica (“INPDAP”), provides similar services.
                    Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy’s aging population. The following are the principal reforms to the Italian pension system since 1992:
•	Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. Among other measures, the Government abolished the indexation of pensions to reflect wage increases and froze or delayed early retirement pensions for certain categories of workers, raised the retirement age and increased the minimum contribution period for early retirement pensions.

•	In 1995, Parliament enacted legislation to reform the pension system. Under these reforms, each individual’s pension is determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his employer on his behalf. No additional contributions are made by the Government. The Government, however, continues to provide welfare and disability pensions. Individuals with lower levels of contribution to the public pension system are encouraged to seek additional pension benefits through voluntary contributions to private funds.

•	In July 2004, Parliament enacted legislation to reform Italy’s pension system. The reform, which took effect in 2008, raised the retirement age and increased minimum contribution periods required to qualify for early retirement pension and old age pension, as shown in the table below. In addition, the reform includes incentives to employees to delay retirement and, as with the 1995 reforms, seeks additional pension benefits through contributions to private funds. The reform aims also at substantially delaying end-of-employment payments.

Key 2004 Pension Reforms

Requirement to Qualify for:
	Early Retirement Pension	Old-Age Pension
2004	(a) 57 years of age and 35 years of contributions; or	(a) 57 to 65 years of age and 5 years of contributions; or
	(b) 38 years of contributions, regardless of age	(b) 40 years of contributions, regardless of age

2005-2007	(a) 57 years of age and 35 years of contributions; or	Unchanged
(b) 38 years of contributions, regardless of age, increasing to 39 years of contributions in 2006 and 2007

2008-2009	(a) 60 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 60 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

2010-2013	(a) 61 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 61 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

From 2014	(a) 62 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 62 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age
•	In December 2007, Parliament enacted legislation which partially amended Italy’s pension system. In particular, this legislation provides for a gradual increase of minimum contribution periods required to qualify for early retirement pension. Under the new legislation, during the period January 1, 2008 to June 30, 2009, workers are entitled to early retirement pension if they are at least 58 years of age and have had 35 years of contributions. Following this period, the reform introduces a “quota mechanism” to qualify for early retirement pension. In accordance with this mechanism, workers qualify for early retirement if they reach (i) a certain age and (ii) a certain amount calculated by adding their age to the number of years for which they paid social contributions. The following table shows these requirements for workers, other than the self-employed, to qualify for early retirement pension.
Key 2007 Pension Reforms

	Requirement to Qualify for Early Retirement Pension:
	Minimum amount of (i) years of age
	plus (ii) years of contribution	Minimum years of age
From July 1, 2009 to December 31, 2009	95	59
2010	95	59
2011	96	60
2012	96	60
From 2013	97	61

                    Expenditures for social services grew by 5.2 per cent in 2007, compared to 4.0 per cent in 2006 and 3.3 per cent in 2005. As a percentage of GDP, social services expenditures increased to 17.3 per cent in 2007 from 17.0 per cent in 2006.
                    Expenditures for public health and public education. Expenditures for public health and education are accounted for under wages and salaries, cost of goods and services and production grants. Italy has a public health service run principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Public health care expenditures grew by 6.7 per cent in 2007, compared to a growth of 6.8 per cent in 2006. The slowdown was principally due to a decrease in expenditures for pharmaceutical products.
                    Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities. Public schools generally follow a standard curriculum, and nationwide testing is used for graduation purposes. In March 2003, the Government implemented a major reform of the education system (referred to as “Riforma Moratti”), which, among other things, increased the number of years of compulsory education from ten to twelve and created a tutoring program in order to provide additional assistance to students during the entire course of their scholastic career.
                    Compensation of public employees. Compensation of public employees increased by 1.1 per cent in 2007, compared to 4.1 per cent in 2006. The increase recorded in 2007 was principally due to the renegotiation and subsequent renewal of certain collective bargaining agreements, such as the ones relating to employees of public ministries, public schools and social security services (approximately one third of all public employees).
                    Interest payments. Interest payments by the Government grew by €8.5 billion in 2007, after increasing by €3.6 billion in 2006. The ratio of interest payments to GDP, after falling from 12.1 per cent in 1993 to 4.5 per cent in 2005, rose to 4.6 per cent in 2006 and 5.0 per cent in 2007. Interest rate payments increased in 2007 by 12.4 per cent compared to 2006 and by 5.5 per cent in 2006 compared to 2005. The average cost of debt, which increased from 4.4 per cent in 2006 to 4.8 per cent in 2007, was driven up by several factors: the rise in interest rates at issuance since the end of 2005; the effects of swaps, which increased outlays by €0.6 billion (compared to the reduction by €0.5 billion recorded in 2006; and a decrease of €0.7 billion in the cost of indirectly measured financial intermediation services, which the national accounts set off against interest payments and impute to intermediate consumption. Excluding the effects of these last two items, the average interest rate on the debt rose by 0.3 points. The average gross rate on BOTs increased from 3.1 per cent in 2006 to 4.1 per cent in 2007. Similarly, the average gross yield on ten-year domestic bonds increased from 3.9 per cent in 2006 to 4.4 per cent in 2007.
                    VAT Deductibility Dispute. On March 21, 2005, the Tax Court of First Instance of Trento (Commissione Tributaria di Primo Grado di Trento) instituted a proceeding before the

ECJ, requesting a preliminary ruling in the proceedings between Stradasfalti Srl and Agenzia Entrate Ufficio Trento clarifying within which limits and under what conditions member states may introduce exceptions to the right of persons conducting certain economic activities (e.g. freelance professionals) to deduct VAT on transactions relating to specific goods and services, as provided by the EU Sixth Directive on the harmonization of the laws of the member states relating to turnover taxes. Article 17(7) of the Sixth Directive provides that member states may — subject to a previous consultation of a specific EU advisory committee, the “VAT Committee” — totally or partially exclude certain goods from the system of VAT deductions for “cyclical economic reasons.”
                    On September 14, 2006, the ECJ ruled that Italy’s law on the non-deductibility of VAT on acquisitions of goods and services related to motor vehicles and on the acquisition of fuel and lubricants, which has been in force since 1979, violated the Sixth Directive’s provisions. In the Court’s opinion, this limitation was implemented by Italy without previously consulting the above mentioned VAT Committee and cannot be viewed as a measure introduced for cyclical economic reasons due to its existence since 1979.
                    Immediately following this decision, Law Decree no. 258/2006 was implemented by the Italian Government on September 15, 2006, entitling people who purchased and imported motor vehicles, fuel and lubricants until September 13, 2006 to present a request to the Italian Revenue Agency for the reimbursement of the relevant amounts paid as VAT in connection with such transactions. On September 30, 2006, the Italian Ministry of Economy and Finance presented an update to its 2007-2011 Program Document, estimating that the ECJ’s judgment will cause a decrease in public tax returns of approximately €3.7 billion in 2006 and a tax burden of approximately €13.4 billion for the VAT reimbursements relating to the period 2003-2005. Following the enactment of certain legal measures and the limited number of VAT reimbursement claims proposed during the year 2007, in agreement with Eurostat, the Government subsequently revised its estimates. In particular, the Government did not account for the effects of the ECJ ruling with effect on the results of the period 2003-2006, contrary to what was anticipated in the update to the 2007-2011 Program Document. Instead, it accounted for the effects of the first VAT reimbursement claims recording reimbursements for approximately €0.8 billion for the year 2007. On the basis of the total number of claims expected, the Government estimates further reimbursements for approximately €0.4 billion per year during the period 2009-2011.
Revenues
                    Taxes. Italy’s tax structure includes taxes imposed at the State and local levels and provides for both direct taxation through income taxes and indirect taxation through a value added tax (“VAT”) and other transaction-based taxes. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. In 2007, the maximum individual tax rate and the maximum corporate tax rate remained unchanged from 2006, at 43 per cent and 33 per cent, respectively. However, from January 1, 2008 the maximum corporate rates has decreased to 27.5 per cent. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last few years.

                    VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. Italy has issued legislation to harmonize its VAT with applicable European Union directives. The basic VAT rate is 20 per cent, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.
                    Italy has negotiated bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.
                    Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self employed persons and small enterprises. The Government’s efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.
                    Italy’s fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP, increased from 40.5 per cent in 2005, to 42.1 per cent in 2006 and to 43.3 per cent in 2007. This increase was principally due to improvement in the performance of corporate entities during 2006, a reduction in tax evasion and to higher social security contributions.
                    The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2007.
Composition of Tax Revenues(1)

	2003	2004	2005	2006	2007
	(euro in millions)
Direct taxes
Personal income tax	124,238	127,689	132,663	142,062	150,134
Corporate income tax	29,022	28,073	33,699	39,475	50,520
Investment income tax	8,543	7,914	8,882	12,193	13,693
Other(2)	15,796	18,640	4,368	9,655	4,822
Total direct taxes	177,599	182,316	179,612	203,385	219,169

Indirect taxes
VAT	96,177	100,051	105,008	114,166	119,239
Other transaction-based taxes	15,789	18,176	18,054	20,395	17,304
Production taxes	26,087	24,906	26,615	26,690	25,643
Tax on State monopolies	7,770	8,502	8,511	9,349	9,785
National Lottery	6,839	14,658	12,364	10,191	11,800
Others	5,144	3,167	2,144	2,251	2,045
Total indirect taxes	157,806	169,460	172,696	183,042	185,816

Total taxes	335,405	351,776	352,308	386,427	404,985

(1)	The data presented in this table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures,” primarily because the “Composition of Tax revenues” table is prepared on a cash basis while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.
Source: Annual Report of the Bank of Italy (May 2008) for the year ended December 31, 2007.
Government Enterprises
                    The following chart summarizes certain key data for each of the principal state-owned enterprises for the periods indicated. The Government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.
Principal Government Enterprises(1)

		Per cent of
		Government		Total	Total
		Ownership as		Assets	Liabilities	Net profit (loss)
		of December		At December 31,		As of December 31,
Company	Industry Sector	31, 2007		2007	2007	2005	2006	2007
	(Millions of euro)
Alitalia Linee Aeree Italiane S.p.A.	Airline	49.9%		3,594	3,212	(168)	(627)	(495)
Cassa Depositi e Prestiti S.p.A.	Financial Services	70.0%		196,094	181,738	1,642	1,876	1,374
ENEL S.p.A.	Electricity/Utility	31.3	%(2)	123,748	99,959	4,164	3,238	4,144
ENI S.p.A.	Energy	30.3	%(2)	101,460	58,593	8,788	9,217	10,011
Ferrovie dello Stato S.p.A.	Railroads	100.0%		89,030	53,014	(472)	(2,119)	(418)
Poste Italiane S.p.A.	Post	100.0	%(2)	79,810	76,737	349	676	844
Finmeccanica S.p.A.	Aerospace/Defense	33.80	%(3)	24,048	18,616	396	1,146	244
RAI Radiotelevisione Italiana S.p.A.	Broadcasting	99.6%		2,639	1,938	23	(87)	(5)

(1)	Percentages refer to the relevant holding company, while financial data is presented on a consolidated basis.

(2)	Including shares indirectly owned by the Government through Cassa Depositi e Prestiti S.p.A. In December 2003 the Treasury transferred shares then representing 10.16 per cent of ENEL, 9.99 per cent of ENI and 35.0 per cent of Poste Italiane to Cassa Depositi e Prestiti (“CDP”), a wholly owned entity with historical responsibility for promoting local development and managing postal savings instruments, in exchange for the transfer by CDP to the Treasury of approximately €11 billion. These transfers were part of a series of transactions that included the conversion of CDP into a joint stock company, the further assumption by the Treasury of a portion of CDP’s assets and liabilities, and the subsequent sale by the Treasury of a 30 per cent minority stake in CDP to 65 Italian banking foundations for an aggregate consideration of €1.1 billion.

(3)	In November 2008, Finmeccanica S.p.A. increased its share capital by issuing 152,921,430 new ordinary shares. The Ministry of Economy and Finance subscribed for 31,249,998 new ordinary shares, equivalent to 20.43% of the offer and to 5.41% of the share capital of the company, for an aggregate subscription price of approximately 250 million of euro. Following the capital increase and the completion of the transaction, the Ministry of Economy and Finance will hold approximately 30.20% in Finmeccanica S.p.A.’s share capital.
Source: Ministry of Economy and Finance.
                    Finmeccanica is Italy’s largest manufacturer in the aerospace and defense sector. Due to Finmeccanica’s involvement in the defense sector, the Government has maintained a significant interest in the share capital of the company through the Ministry of Economy and Finance, has retained a golden share, and has limited the maximum ownership of any other shareholder to 3 per cent.
                    Alitalia, Italy’s national airline, was partially privatized in 1998 and re-capitalized in early 2002. Following a capital increase in December 2005, the Ministry of Economy and Finance’s stake decreased to 49.9 per cent. For more information on Alitalia, see “Italian Economy - Principals sectors of the Economy.”
Privatization Program
                    Privatizations managed by the Italian Treasury. Since 1992, the Treasury has carried out a number of privatizations in the financial institution and telecommunications sector and of integrated oil companies and electricity utilities. Based on Treasury data, from July 1992 to December 2005 the Government raised approximately €153.7 billion (including revenues from the IRI-Fintecna disposal program), making the Italian privatization program one of the largest privatization programs in Europe. In 2006 and 2007, the Ministry of Economy and Finance did not carry out any sales of shareholdings directly owned by it.
                    The Italian Treasury currently holds majority or controlling interests in 27 services and manufacturing companies operating in the Italian market. Italy will continue to rely on proceeds from privatizations, state-owned real estate disposals and securitizations to reduce public debt as a percentage of GDP and achieve the targets set out in its 2009-2013 Program Document. The table below illustrates the principal Italian privatizations since 1994 that generated proceeds of over €400 million.
Principal Privatizations Managed Directly by the Italian Treasury (from 1994 to 2007)

				Gross
				proceeds in	Percentage of
				millions of	capital
Company Name	Industry Sector	Offer Date	Offering Type	euro	disposed of
IMI	Banking	Feb 1994	Public Offering	927	27.90	(1)
INA	Insurance	June 1994	Public Offering	2,343	47.45	(1)
IMI	Banking	July 1995	Private Placement	472	14.48
INA	Insurance	Oct 1995	Private Placement	871	18.37
ENI	Oil	Nov 1995	Public Offering	3,254	15.05	(1)
INA	Insurance	June 1996	Exchangeable	1,684	31.08
ENI	Oil	Nov 1996	Public Offer	4,586	16.19	(1)
ENI	Oil	July 1997	Public Offering	6,833	18.21	(1)
Telecom Italia	Telecom	Nov 1997	Public Offer / Private Placement	11,818	29.18
Seat	Publishing	Nov 1997	Competitive Bidding	854	44.74
ENI	Oil	July 1998	Public Offer	6,712	15.20	(1)
BNL	Banking	Sept/Dec 1998	Public Offer / Private Placement	3,464	68.25
ENEL	Utility	Nov 1999	Public Offer	16,550	32.42
Mediocredito Centrale	Banking	Dec 1999	Trade Sale	2,037	100.00
Banco di Napoli	Banking	Nov 2000	Government Tender in Public Offer	494	16.16
ENI	Oil	Feb 2001	Competitive Bidding	2,721	5.00
Telecom Italia	Telecom	Dec 2002	Private Placement / Trade Sale	1,434	2.67

				Gross
				proceeds in	Percentage of
				millions of	capital
Company Name	Industry Sector	Offer Date	Offering Type	euro	disposed of
ENEL	Electricity	Nov 2003	Private Placement	2,173	6.60
Cassa Depositi e Prestiti	Banking/Financial Service	Dec 2003	Private Placement	1,050	30.00
Ente Tabacchi Italiani	Manufacturing	Dec 2003	Public Offer	2,325	100.00
ENEL	Electricity	Oct 2004	Public Offer	7,636	19.31
ENEL	Electricity	July 2005	Public Offer	4,101	9.42

(1)	Inclusive of bonus shares which were allocated to Italian retail investors who retained the shares sold for a specified period.
Source: Ministry of Economy and Finance.
                    Italy’s legislation governing privatizations contemplates a variety of methods of sale, including public offerings (including employee offerings), public auctions, private placements and trade sales, and also allows the creation of stable core shareholder groups. In addition, this legislation grants the State certain special powers in connection with any transfer of a controlling interest in certain state-owned companies operating in public service sectors.
                    Under Italian law, and in order to achieve the public finance objectives established with the Maastricht Treaty, all proceeds of the privatization of entities directly owned by the Treasury are deposited into a fund established in 1993 (Fondo per l’ammortamento dei titoli di Stato), prior to their use for the purchase or repayment of outstanding Treasury securities.
                    The original purpose of the privatization program was to reduce the level of direct Government ownership; thereby lowering the level of State subsidy and improving industrial efficiency. The privatization program has resulted in a major structural change in the Italian industrial and financial markets, with a significant decrease in direct Government involvement in the management of industrial and financial companies.
                    The success of the privatization program is largely attributable to capital market reforms, to the implementation of a clear regulatory framework and to the increased interest by Italian retail investors in the equity market. The Italian Stock Exchange was privatized in 1997 and initiatives have been introduced to protect minority shareholders, promote transparent corporate governance and eliminate barriers to changes in corporate control. Increased participation by retail investors in domestic capital markets has been a leading contributor to the success of Italy’s privatization program. Prior to the commencement of Italy’s privatization program in 1993, Italy’s domestic retail investors historically had demonstrated a strong preference for investing in Government bonds and other fixed income securities rather than equities. As Italy has historically benefited from one of the highest domestic saving rates in Western Europe, the success of Italy’s privatization program has been largely attributable to the Government’s ability to attract domestic savings and promote the growth of equity investment. The Government has attained this goal through a combination of innovative offer structures, attractive retail incentive packages and widespread marketing campaigns. Between 1991 and 2007, the ratio of overall market capitalization of Italian Stock Exchange listed companies to nominal GDP increased from 12 per cent to 48 per cent, having reached a peak of 70 per cent in

2000. Total market capitalization decreased from €779 as of December 31, 2006 to €734 billion as of December 31, 2007.
                    Privatizations managed by IRI. IRI has played a major role in the Italian privatization program. Proceeds from the privatization activities of the IRI group were €56.6 billion for the period from July 1992 to December 2001. During the three years ended December 31, 2002, IRI paid to the Ministry of Economy and Finance, its shareholder, dividends totaling €6.2 billion. On June 27, 2000 IRI was put into liquidation proceedings having completed its mandate. In connection with its liquidation IRI made advance payments to the Ministry of Economy and Finance amounting to €8.0 billion in 2000 and €3.0 billion in 2001. On November 30, 2002, IRI merged into Fintecna S.p.A.
Major Privatizations Managed Directly by IRI in the Period 1999-2001

				Gross revenue	Percentage of
				in millions of	capital disposed
Company Name	Industry Sector	Offer Date	Offer Type	euro	of
Autostrade	Infrastructure	Oct 1999	Private Placement	2,536	30.0
	Infrastructure	Dec 1999	Secondary Public	4,185	52.0
			Offer
Aeroporti di Roma	Infrastructure	Nov 1999/June 2000	Private Placements	1,379	54.2
Finmeccanica	Aerosp./Defense	June 2000	Secondary Public	5,505	43.8
			Offer
Cofiri	Financial services	Feb 2001	Private Placement	508	100.0

Source: Treasury’s evaluations based on IRI data.
Government Real Estate Disposal Program
The Government plans to dispose of real estate assets to reduce costs associated with owning those assets and to further reduce State debt. In September 2001, the Government approved new legislation to accelerate its real estate disposal program. The program was extended to all of the State’s real estate assets, including real estate assets owned by social security entities, and includes a securitization program. The Government completed its first real estate securitization transaction in December 2001. Pursuant to Eurostat methodology, the €2.1 million in proceeds received at that time have been amortized in Italy’s ESA 95 National Accounts over the three-year period 2002-2004. The Government completed its second real estate securitization transaction in December 2002, raising proceeds of €6.6 billion. In December 2004 and December 2005 the Government disposed of additional real estate assets through sales to two real estate investment funds, raising proceeds of €3.3 billion and €600 million in 2004 and 2005, respectively.

PUBLIC DEBT
General
                    The Annual Financial Law and the Budget Law authorize the incurrence of debt by the Government. See “Public Finance — The Budget Process.” The Annual Financial Law sets a gross limit on issuances of Treasury securities other than Buoni Ordinari del Tesoro or BOTs, which are zero-coupon notes with a three-, six-, or twelve-month maturity. The Budget Law sets a net limit on all issuances of Treasury securities, excluding issuances to refinance outstanding Treasury securities. In addition to Treasury securities and borrowings, Italy’s public debt includes debt incurred by public social security agencies, regional and local governments and other authorities.
                    The Treasury administers the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities.
                    The following table summarizes Italy’s public debt as of the dates indicated, including debt represented by Treasury securities and liabilities to holders of postal savings.
Public Debt

			December 31,
	2003	2004	2005	2006	2007
		(Millions of euro, except percentages)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	119,645	118,750	117,806	122,780	128,302
Medium and long term bonds (initially incurred or issued in Italy)	952,084	979,506	1,006,589	1,048,726	1,080,785
External bonds (initially incurred or issued outside Italy)(2)	84,147	85,262	87,799	75,200	69,314
Total Treasury Issues	1,155,876	1,183,518	1,212,193	1,246,706	1,278,401
Postal savings(3)	75,939	74,754	70,578	65,622	37,175
Postal accounts(4)	28,038	46,331	75,638	88,289	102,456
Debt incurred by:
FS bonds and other debt(5)	3,408	1,753	1,744	1,284	1,010
ISPA bonds and other debt(6)	—	7,211	12,976	12,989	13,005
ANAS bonds and other debt(7)	218	52	—	—	—
Other State sector entities(8) (9)	41,695	41,181	40,507	54,218	54,670
Other general government entities(9)	87,215	89,804	99,143	112,901	112,255
Total public debt	1,392,389	1,444,604	1,512,779	1,582,009	1,598,971
as a percentage of GDP	104.3%	103.8%	105.9%	106.9%	104.1%
Treasury accounts(10)	(13,048)	(15,709)	(14,535)	(22,778)	(9,672)
Total public debt net of Treasury accounts	1,379,341	1,428,895	1,498,244	1,559,231	1,589,301

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.

(2)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

(3)	Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of Cassa Depositi e Prestiti (“CDP”) into a joint stock company in 2003 (Cassa Depositi e Prestiti S.p.A.), the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail below.

(4)	Postal accounts are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and companies formed in connection with securitization transactions carried out by the Treasury.

(5)	Includes debt securities issued by Ferrovie dello Stato S.p.A., or FS, the State railway entity and other debt incurred by FS and assumed by the Treasury by law in 1996.

(6)	The indebtedness of Infrastrutture S.p.A., or ISPA, in relation to the TAV project (high-speed railroad infrastructure), is included since 2004, as it is recorded as government debt. For more information, see below.

(7)	Includes ANAS (Azienda Nazionale Autonoma delle Strade) bonds, which are securities issued by ANAS S.p.A. (the state owned entity in charge of road maintenance and construction), the State Road Board and other debt incurred by ANAS.

(8)	Includes loans and securities issued by certain entities, loans refunded by the central Government and loans granted by CDP to the local governments. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(9)	The increase in debt of “other State sector entities” and “other general government entities” in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail below.

(10)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”
Source: Ministry of Economy and Finance.
                    Based on the Update to the 2009-2013 Economic and Financial Program Document published on September 23, 2008, debt-to-GDP was estimated to decrease from 104.1 per cent registered in 2007 to 103.7 per cent in 2008 and expected to gradually decrease to 91.9 per cent in 2013, principally as a result of the expected improvement in Italy’s primary balance.
                    Italy’s debt-to-GDP ratio decreased from 121.5 per cent in 1994 to 103.8 per cent in 2004 and increased to 105.9 per cent and 106.9 per cent in 2005 and 2006, respectively. The overall decrease in public debt recorded since 1994 was principally due to the following factors:
•	Italy’s privatization program, through which, based on Treasury data, from February 1994 to December 2005, the Government raised approximately €94,5 billion (including revenues from the IRI disposal program), making the Italian privatization program one of the largest in Europe (privatization receipts were insignificant in 2006 and 2007);

•	in the second half of the 1990s, the growth of Italy’s primary balance and a reduction in Italy’s interest expense;

•	certain securitization transactions, which resulted in receipts of €44.7 billion in the period from 1999 to 2007;

•	the conversion of Cassa Depositi e Prestiti into a joint stock company in 2003 described below, which at the time reduced Italy’s debt-to-GDP ratio by 0.8 per cent; and

•	the exchange of BTPs between the Ministry of Economy and Finance and the Bank of Italy in 2002 described below, which at the time resulted in a 1.8 per cent reduction of Italy’s debt-to-GDP ratio.
                    The increase recorded in 2005 and 2006 was attributable to a mix of factors including, among others, Italy’s decreasing primary surplus and the low growth rate of its GDP, recorded in 2005, lower receipts from privatizations and the absence of extraordinary transactions aimed at reducing Italy’s public debt. This increase also reflected the effects of non-recurring charges related to the decision taken by the Government in December 2006, with effect as from 2004, to classify as State debt certain debt, guaranteed by the Government, incurred by Rete Ferroviaria Italiana S.p.A. (“RFI”) and its wholly-owned subsidiary, Treno Alta Velocità S.p.A. (“TAV”) to finance the high-speed railway link between Turin, Milan, Rome and Naples; the majority of such debt is represented by the amount outstanding under a loan provided by Infrastrutture S.p.A. (“ISPA”), a company indirectly controlled by the Government, to RFI and TAV following a bond issuance by ISPA, the proceeds of which were lent to RFI and TAV. The Government decision followed the ruling by Eurostat on this matter in May 2005. The amount of debt of RFI and TAV, guaranteed by the Government and outstanding as of December 31, 2006, was approximately €13 billion.
                    Conversion of Cassa Depositi e Prestiti. On December 5, 2003, the Ministry of Economy and Finance issued a Decree pursuant to which Cassa Depositi e Prestiti (“CDP”), an administrative entity with historical responsibility for promoting local development, including lending to local government entities, and managing postal savings instruments, was converted into a joint stock company, wholly owned by the Italian Treasury. Subsequently, in December 2003, the Treasury sold a 30% stake in CDP to 65 Italian banking foundations.
                    From December 12, 2003, the date of its conversion into a joint stock company, CDP is no longer considered part of the general government and its liabilities are no longer accounted for as public debt. In connection with the conversion of CDP into a joint stock company:
•	the Ministry of Economy and Finance assumed €101 billion of CDP’s postal bonds and accounts, shown in the table above as “Postal Savings.” Prior to December 2003, Italy accounted for CDP’s entire postal savings liabilities under “Postal Savings”;

•	the remaining CDP obligations in respect of postal savings (amounting approximately to €73 billion) ceased to be accounted for as a portion of public debt; and

•	loans totaling €28 billion, granted by CDP to local government entities, which previously had not been accounted for as public debt as they were loans made from one general government entity to another, were thenceforth included in public debt of local government entities (shown in the table above under “other general government entities”) or in the debt of central government, when it was fully committed to the refunding (“other State sector entities” in the table above). The increase in debt of “other State sector entities” and “other general government entities,” shown in the table above, is largely the result of this recharacterization.

                    Public Debt Management. Debt management continues to be geared towards lengthening the average maturity of public debt, which increased from 6.77 years at December 31, 2006 to 6.85 years at December 31, 2007.
                    The Government’s objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total Government bonds in circulation represented by fixed-rate securities and inflation indexed securities, which hedge exposure to movements in nominal interest rates, while reducing the proportion represented by floating rate and short-term securities, from approximately two-thirds to less than one third. The ratio of fixed-rate instruments to total government securities in the domestic market has stabilized to approximately 63 per cent, while the short-term and variable-rate component decreased from 35 per cent in 1999 to approximately 25 per cent at the end of 2007. Italian government securities indexed to the Euro Area inflation rate (BTP€i) increased from 2003 to reach more than 5 per cent of the total Government bonds at the end of 2007.
                    The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy’s total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by Ferrovie dello Stato S.p.A. and ANAS S.p.A. (Azienda Nazionale Autonoma delle Strade) and debt incurred by other state sector entities, other general government entities and other liabilities reclassified as general Government debt pursuant to Eurostat rulings.
Total Treasury Issues

	March 30, 2008	June 30, 2008	September 30, 2008
	(Millions of euro)
Short term bonds (BOT)	150,979	160,952	158,682
Medium and long term bonds (initially issued in Italy)	1,107,564	1,101,824	1,111,698
External bonds (initially issued outside Italy)(1)	70,180	64,408	62,841

Total Treasury issues	1,328,723	1,327,184	1,333,221

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements and is not directly comparable to the total amounts of external bonds indicated in the table “External Bonds of the Treasury as of December 31, 2007” and in the table “External Bonds of the Treasury as of June 30, 2008” below, which do not take into account: (i) the effect of currency swaps and (ii) the amount of bonds outstanding under Italy’s Commercial Paper Program.
Source: Ministry of Economy and Finance.
Summary of Internal Debt
                    Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. Italy’s total internal public debt as at December 31, 2007 was €1,511,333 million, an increase of €22,804 million from December 31, 2006. The following table summarizes the internal public debt as at December 31 in each of the years 2003 through 2007.

Internal Public Debt

	2003	2004	2005	2006	2007
		(Millions of euro)
Debt incurred by the Treasury:
Short Term Bonds (BOT)(1)	119,645	118,750	117,806	122,780	128,302
Medium and Long Term Bonds
CTZ(2)	52,636	45,603	43,184	43,669	43,063
CCT(3)	197,540	197,435	198,663	190,824	190,525
of which:
Floating rate	197,540	197,435	198,663	190,824	190,525
BTP(4)	691,705	707,890	716,708	753,300	768,065
BTP€i(5)	10,203	28,578	48,034	60,933	79,133
Total	1,071,729	1,098,256	1,124,395	1,171,506	1,209,087
Postal bonds(6)	57,522	53,094	45,950	39,648	36,831
Postal accounts(6)	46,455	67,991	100,266	114,262	102,800
FS bonds and loans(7)	1,032	—	—	—	—
ANAS bonds and loans(8)	218	52	—	—	—
Other State sector entities(9)	40,881	40,505	39,861	53,600	54,065
Other general government entities(10)	79,483	85,392	94,206	109,514	108,551
Total internal public debt	1,297,320	1,345,290	1,404,677	1,488,529	1,511,333
Treasury accounts(11)	(13,048)	(15,709)	(14,535)	(22,778)	(9,671)
Total internal public debt net of Treasury account	1,284,272	1,329,581	1,390,142	1,465,751	1,501,662

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or 12 months.

(2)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.

(3)	CCTs (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semiannual coupon.

(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.

(5)	BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(6)	“Postal Bonds” are long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties, and “Postal Accounts,” are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and companies formed in connection with securitization transactions carried out by the Treasury. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail above under “Debt — General.”

(7)	Includes FS bonds and other debt incurred by FS and assumed by the Treasury by law in 1996.

(8)	Includes ANAS bonds and other debt incurred by ANAS.

(9)	Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(10)	All indebtedness included in this line has been treated as funded debt in this “Public Debt” section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad. The increase in debt of “other general government entities” in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail above under “Debt — General.”

(11)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”
Source: Ministry of Economy and Finance.
                    The following table divides the internal public debt into floating debt and funded debt as at December 31 in each of the years 2003 through 2007. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

	2003	2004	2005	2006	2007
	(Millions of euro)
Floating internal debt(1)	95,099	114,741	146,073	160,191	154,603
Funded internal debt	1,202,221	1,230,549	1,258,604	1,327,986	1,356,730
Total internal public debt	1,297,320	1,344,141	1,404,677	1,488,529	1,511,333

(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.
Source: Ministry of Economy and Finance.
                    Italy reduced the ratio of short-term bonds to total debt issued from 23.2 per cent in 1994 to 9.16 per cent in 2000. This ratio has remained stable at approximately 10 per cent in the five years to December 31, 2007.
Summary of External Debt
                    External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as at December 31, 2007 was €87,638 million. The following table summarizes the external public debt as at December 31 in each of the years 2003 through 2007.

	2003	2004	2005	2006	2007
		(Millions of euro)
External Treasury Bonds(1)	84,147	85,262	87,798	75,200	69,314
FS bonds and loans(2)	2,376	1,753	1,744	1,284	1,010
ISPA bonds and loans(3)	—	7,211	12,976	12,989	13,005
Other State sector entities	814	676	646	618	605
Other general government entities	7,723	4,412	4,937	3,387	3,704
Total external public debt	95,060	99,314	108,102	93,478	87,638

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. All amounts of debt outstanding under Italy’s $10 billion Commercial Paper program are repaid in full every year by year-end.

(2)	Includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.

(3)	Includes ISPA’s bonds and other debt, guaranteed by the State, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples. For more information, see above under “—General.”
Source: Ministry of Economy and Finance.
                    The following table sets forth a breakdown of the external public debt of the Treasury, by currency, as at December 31 in each of the years 2003 through 2007. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of other state sector entities and other general government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	2003	2004	2005	2006	2007
	(Millions)
Euro(1)	21,354	20,328	20,965	21,572	19,720
British Pounds	2,605	2,855	2,750	2,750	2,750
Swiss Francs	8,800	9,800	10,500	9,500	8,500
U.S. Dollars(2)	45,675	49,589	52,489	42,489	39,189
Japanese Yen	1,325,000	1,225,000	1,000,000	825,000	825,000
Norwegian Kroner	4,000	4,000	4,000	4,000	4,000
Australian Dollars	1,000	1,000	1,000	1,000	1,000
Czech Koruna	—	—	—	—	7,470

(1)	Does not include the amount of debt incurred in euros by ISPA and guaranteed by the State, which is shown in the previous table.

(2)	Includes US$989 million of debt originally incurred by FS.
Source: Ministry of Economy and Finance.
                    Although historically Italy has not relied heavily on external debt, the Treasury raised approximately US$58 billion by issuing bonds denominated in euro and currencies other than euros during the period 2003 through 2007. As of December 31, 2007, external debt accounted for approximately 5.5 per cent of total public debt, compared to 6.8 per cent at December 31, 2003. As of December 31, 2007, external Treasury bonds denominated in euro and those denominated in currencies other than euro accounted for 6.0 per cent and 0.2 per cent of total Treasury bonds, respectively.
                    Italy accesses the international capital market through a Global Bond Program registered under the United States Securities Act of 1933, a US$ 40 billion Medium-Term Note Program established in 1998 and a $10 billion Commercial Paper Program established in 1999. The Global Bond Program has been Italy’s principal source of funding from the international capital markets since 2001. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003.
Debt Service
                    The aggregate nominal amount, before giving effect to currency swaps, of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2007 was as follows:

					2016
	2008	2009	2010-2015		and after
	(Millions)
Euro	—	—	5,490	(1)	23,680 (1)
British Pounds	600	—	400		1,750
Swiss Francs	2,000	1,000	4,500		1,000
U.S. Dollars	8,750	2,989	14,950	(2)	12,500
Japanese Yen	150,000	100,000	350,000		225,000

				2016
	2008	2009	2010-2015	and after
	(Millions)
Norwegian Kroner	—	—	4,000	—
Australian Dollars	1,000	—	—	—
Czech Koruna	—	—	—	7,470

(1)	Includes part of the amount of debt incurred by ISPA and guaranteed by the State.

(2)	Includes US$989 million of debt originally incurred by FS.
Source: Ministry of Economy and Finance.
Debt Record
                    Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION
Floating Internal Debt of the Treasury(1) as of December 31, 2007

			Outstanding
		Maturity	principal
Security	Interest Rate	Date	amount
			(Millions of euro)
BOT (3 months)	various	various	6,000
BOT (6 months)	various	various	45,801
Postal accounts	floating	none	102,800

Total floating internal debt of the Treasury			154,601
Treasury accounts	floating	none	(9,671)

Total floating internal debt net of Treasury accounts			144,930

Funded Internal Debt of the Treasury(1) as of December 31, 2007

			Outstanding
	Interest	Maturity	principal
Security	Rate (%)	Date	amount
			(Millions of euro)
BOT (12 months)	various	various	76,499
CTZ	various	various	43,063
CCT	various	various	190,525
BTP	various	various	768,065
BTP€I	various	various	79,133

Total funded internal debt of the Treasury			1,157,283

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Source: Ministry of Economy and Finance.
External Bonds of the Treasury as of December 31, 2007
                    The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2007.

					Original
		Initial Public			Principal	Principal Amount	Equivalent in
Currency / Amount	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	euro
US$(1)
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,377,555,873
$1,500,000,000	6.025%-6.88%	100.00%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000	1,018,952,517
$750,000,000	5.81%-6,70%	100.00%	March 5, 1996	March 5, 2002/10	750,000,000	750,000,000	509,476,258
$1,500,000,000	5.97% -6.25%	100.00%	December 20, 1996	December 20, 2004/12	1,500,000,000	1,500,000,000	1,018,952,517
$2,500,000,000	6.00%	99.755%	May 29, 1998	May 29, 2008	2,500,000,000	2,500,000,000	1,698,254,195
$2,000,000,000	6.00%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,358,603,356
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,358,603,356
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	679,301,678
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,358,603,356
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,358,603,356
$1,250,000,000	3.25%	99.949%	May 6, 2003	May 6, 2008	1,250,000,000	1,250,000,000	849,127,097
$2,000,000,000	2.50%	99.521%	July 3, 2003	July 15, 2008	2,000,000,000	2,000,000,000	1,358,603,356
$100,000,000	4.17%	100.00%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	67,930,168
$100,000,000	4.06%	100.00%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	67,930,168
$2,000,000,000	3.25%	99.515%	March 3, 2004	May 15, 2009	2,000,000,000	2,000,000,000	1,358,603,356
$4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	2,717,206,712
$3,000,000,000	4.00%	99.932%	May 9, 2005	June 16, 2008	3,000,000,000	3,000,000,000	2,037,905,034
$2,000,000,000	4.75%	99.34%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,358,603,356
$3,000,000,000	5.25%	99.85%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000	2,037,905,034

					Original
		Initial Public			Principal	Principal Amount	Equivalent in
Currency / Amount	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	euro
$2,000,000,000	5.375%	99.367%	June 12, 2007	June 12, 2017	2,000,000,000	2,000,000,000	1,358,603,356

Euro(2)
€2,500,000,000	9.25%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€1,022,583,762	3 mth libor+ 0.0625%	99.89%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
€567,225,000	6.125%	100.790%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
€60,000,000	3 mth libor - 16 b.p.	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.00%	99.95%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	frn 30Y	101.60%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
€1,000,000,000	t.swap 30 - 0.91%	100.75%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€150,000,000	Zero Coupon	100.00%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.75%	100.04%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor - 0.06%	100.00%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
€150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
€300,000,000	12 mth eubor + 0.10%	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
€720,000,000	3.546% until 2009	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
€395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
€200,000,000	85% * 10y Eurswap	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
€2,500,000,000	85% * 10y swap rate	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
€300,000,000	85.5% * 10y swap rate	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
€200,000,000	6 mth Eubor + 1.5%	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
	(max 10x(cms10-cms2)
€900,000,000	6 mth Eubor + 0.04%	99.38357%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
€1,000,000,000	6 mth Eubor + 0.60%	99.85%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
€192,000,000	Zero Coupon	100.00%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
€300,000,000	6 mth Eubor + 0.075%	100.00%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
€215,000,000	5.07%/ 10y cms	100.00%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000
€1,026,000,000	1.85% linked to EU	99.796065%	January 5, 2007	September 15, 2057	1,026,000,000	1,026,000,000	1,026,000,000
	inflation index
€257,000,000	2.00% linked to EU	99.02385%	March 30, 2007	September 15, 2062	257,000,000	257,000,000	257,000,000
	inflation index
€160,000,000	4.49%	98.86%	April 5, 2007	April 5, 2027	160,000,000	160,000,000	160,000,000

Swiss Francs(3)
ChF 1,000,000,000	3.50%	102.90%	September 25, 1998	September 25, 2008	1,000,000,000	1,000,000,000	604,339,155
ChF 1,500,000,000	3.125%	99.825%	January 15,1999	July 15, 2010	1,500,000,000	1,500,000,000	906,508,733
ChF 1,000,000,000	2.00%	100.47%	January 30, 2003	April 30, 2009	1,000,000,000	1,000,000,000	604,339,155
ChF 1,000,000,000	1.75%	100.09%	February 3, 2004	March 3, 2008	1,000,000,000	1,000,000,000	604,339,155
ChF 1,000,000,000	2.75%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	604,339,155
ChF 2,000,000,000	2.50%	100.09%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,208,678,310
ChF 1,000,000,000	2.50%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	604,339,155

Pounds Sterling(4)
£400,000,000	10.50%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	545,442,149
£1,500,000,000	6.00%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	2,045,408,059
£600,000,000	3mth libor - 0.15%	100.00%	March 5, 2003	March 5, 2008	600,000,000	600,000,000	818,163,224
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	340,901,343

Norwegian Kroners(5)
NOK 2,000,000,000	6.15%	100.00%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	251,319,427
NOK 2,000,000,000	4.34%	100.00%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	251,319,427

Japanese Yen(6)
¥125,000,000,000	5.50%	100.00%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	757,897,290
¥125,000,000,000	4.50%	100.00%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	757,897,290
¥150,000,000,000	3.80%	100.00%	April 4, 1996	March 27, 2008	150,000,000,000	150,000,000,000	909,476,748
¥100,000,000,000	3.70%	100.00%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	606,317,832
¥100,000,000,000	3.450%	99.80%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	606,317,832
¥100,000,000,000	1.80%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	606,317,832
¥100,000,000,000	0.65%	99.995%	April 14, 2004	March 20, 2009	100,000,000,000	100,000,000,000	606,317,832
¥25,000,000,000	2.87%	100.00%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	151,579,458

Australian $(7)
A$1,000,000,000	5.88%	99.803%	February 27, 2004	August 14, 2008	1,000,000,000	1,000,000,000	596,765,531

Czech Koruna(8)
CZK2,490,000,000	4.36%	100.00%	October 3, 2007	October 3, 2017	2,490,000,000	2,490,000,000	93,510,590
CZK2,490,000,000	4.40%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	93,510,590
CZK2,490,000,000	4.41%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	93,510,590

TOTAL OUTSTANDING							60,937,988,718 (9)

(1)	U.S. dollar amounts have been converted into euro at $1.4721/€1.00, the exchange rate prevailing at December 31, 2007.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies where converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.6547/€1.00, the exchange rate prevailing at December 31, 2007.

(4)	Pounds Sterling amounts have been converted into euro at £0.73335/€1.00, the exchange rate prevailing at December 31, 2007.

(5)	Norwegian Kroner amounts have been converted into euro at NOK7.958/€1.00, the exchange rate prevailing at December 31, 2007.

(6)	Japanese Yen amounts have been converted into euro at ¥164.93/€1.00, the exchange rate prevailing at December 31, 2007.

(7)	Australian Dollar amounts have been converted into euro at A$1.6757/€1.00, the exchange rate prevailing at December 31, 2007.

(8)	Czech Koruna amounts have been converted into euro at CZK26.628/€1.00, the exchange rate prevailing at December 31, 2007.

(9)	The amount of external bonds shown above does not take into account the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of December 31, 2007
Currency	Before Swap	After Swap
US Dollars	42.58%	2.21%
Euro	32.36%	97.79%
Swiss Francs	8.43%	—
Pounds Sterling	6.15%	—
Norwegian Kroner	0.82%	—
Japanese Yen	8.21%	—
Australian Dollars	0.98%	—
Czech Koruna	0.46%	—
Total External Bonds (in millions of Euro)	60,937,988,718	69,313,992,698
Source: Ministry of Economy and Finance.
External Bonds of the Treasury as of September 30, 2008
                    The following table shows the external bonds of the Treasury issued and outstanding as of September 30, 2008.

						Principal
		Initial Public			Original Principal	Amount	Equivalent
Currency / Amount	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	in euro
US$(1)
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,447,039,083
$1,500,000,000	6.025%-6.88%	100.000%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000	1,048,731,035
$750,000,000	5.81%-6.70%	100.000%	March 5, 1996	March 5, 2002/10	750,000,000	750,000,000	524,365,518
$1,500,000,000	5.97%-6.25%	100.000%	December 20, 1996	December 20, 2004/12	1,500,000,000	1,500,000,000	1,048,731,035
$2,000,000,000	6.00%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,398,308,047
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,398,308,047
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	699,154,024
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,398,308,047
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,398,308,047
$100,000,000	4.17%	100.000%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	69,915,402
$100,000,000	4.06%	100.000%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	69,915,402
$2,000,000,000	3.25%	99.515%	March 3, 2004	May 15, 2009	2,000,000,000	2,000,000,000	1,398,308,047
$4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	2,796,616,095
$2,000,000,000	4.75%	99.340%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,398,308,047
$3,000,000,000	5.25%	99.85%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000	2,097,462,071
$2,000,000,000	5.375%	99.367%	June 12, 2007	June 12, 2017	2,000,000,000	2,000,000,000	1,398,308,047
$2,500,000,000	3.50%	99.689%	June 4, 2008	July 15, 2011	2,500,000,000	2,500,000,000	1,747,885,059

Euro(2)
€2,500,000,000	9.25%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€1,022,583,762	3 mth libor + 0.0625%	99.89%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
€567,225,000	6.125%	100.790%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
€60,000,000	3 mth libor - 16 b.p.	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.000%	99.950%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	frn 30Y	101.600%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
€1,000,000,000	t. swap 30 - 0.91%	100.750%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€150,000,000	Zero Coupon	100.000%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.75%	100.040%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor - 0.06%	100.000%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000

						Principal
		Initial Public			Original Principal	Amount	Equivalent
Currency / Amount	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	in euro
€150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
€300,000,000	12 mth eubor + 0.10%	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
€720,000,000	3.546% until 2009	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
€395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
€200,000,000	85% * 10y Eurswap	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
€2,500,000,000	85% * 10y swap rate	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
€300,000,000	85.5% * 10y swap rate	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
€200,000,000	6 mth Eubor + 1.5% (max 10x(cms10-cms2)	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
€900,000,000	6 mth Eubor + 0.04%	99.38357%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
€1,000,000,000	6 mth Eubor + 0.60%	99.8500%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
€192,000,000	Zero Coupon	100.000%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
€300,000,000	6 mth Eubor + 0.075%	100.000%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
€215,000,000	5.07%/ 10y cms	100.000%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000
€1,000,000,000	1.85% linked to EU inflation index	99.796065%	January 5, 2007	September 15, 2057	1,000,000,000	1,058,000,000	1,058,000,000
€250,000,000	2.00% linked to EU inflation index	99.02385%	March 30, 2007	September 15, 2062	250,000,000	265,000,000	265,000,000
€160,000,000	4.49%	98.86%	April 5, 2007	April 5, 2027	160,000,000	160,000,000	160,000,000
€500,000,000	2.20% linked to EU inflation index	98.862525%	January 23, 2008	September 15, 2058	500,000,000	520,000,000	520,000,000

Swiss Francs(3)
ChF 1,500,000,000	3.125%	99.825%	January 15,1999	July 15, 2010	1,500,000,000	1,500,000,000	950,931,913
ChF 1,000,000,000	2.00%	100.470%	January 30, 2003	April 30, 2009	1,000,000,000	1,000,000,000	633,954,609
ChF 1,000,000,000	2.75%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	633,954,609
ChF 2,000,000,000	2.50%	100.090%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,267,909,218
ChF 1,000,000,000	2.50%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	633,954,609

Pounds Sterling(4)
£400,000,000	10.50%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	506,136,910
£1,500,000,000	6.00%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	1,898,013,413
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	316,335,569

Norwegian Kroners(5)
NOK 2,000,000,000	6.15%	100.000%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	240,009,600
NOK 2,000,000,000	4.34%	100.000%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	240,009,600

Japanese Yen(6)
¥125,000,000,000	5.50%	100.000%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	830,730,378
¥125,000,000,000	4.50%	100.000%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	830,730,378
¥100,000,000,000	3.70%	100.000%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	664,584,303
¥100,000,000,000	3.45%	99.800%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	664,584,303
¥100,000,000,000	1.80%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	664,584,303
¥100,000,000,000	0.65%	99.995%	April 14, 2004	March 20, 2009	100,000,000,000	100,000,000,000	664,584,303
¥25,000,000,000	2.87%	100.000%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	166,146,076
¥50,000,000,000	3mJpy libor +12b.p.%	100.000%	April 24, 2008	April 24, 2018	50,000,000,000	50,000,000,000	332,292151

Czech Koruna(7)
Czk 2,490,000,000	4.36%	100.000%	October 3, 2007	October 3, 2017	2,490,000,000	2,490,000,000	100,973,236
Czk 2,490,000,000	4.40%	100.000%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	100,973,236
Czk 2,490,000,000	4.41%	100.000%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	100,973,236

TOTAL OUTSTANDING							55,060,145,768(8)

(1)	U.S. dollar amounts have been converted into euro at $1.4303/€1.00, the exchange rate prevailing at September 30, 2008.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies where converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.5774/€1.00, the exchange rate prevailing at September 30, 2008.

(4)	Pounds Sterling amounts have been converted into euro at £0.7903/€1.00, the exchange rate prevailing at September 30, 2008.

(5)	Norwegian Kroner amounts have been converted into euro at NOK8.333/€1.00, the exchange rate prevailing at September 30, 2008.

(6)	Japanese Yen amounts have been converted into euro at ¥150.47/€1.00, the exchange rate prevailing at September 30, 2008.

(7)	Czech Koruna amounts have been converted into euro at Czk24.66/€1.00, the exchange rate prevailing at September 30, 2008.

(8)	The amount of external bonds shown above does not take into account (i) approximately €2,776 million outstanding under Italy’s Commercial Paper Program and (ii) the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of September 30, 2008
Currency	Before Swap	After Swap

US Dollars	40.57%	2.61%
Euro	36.83%	97.39%
Swiss Francs	7.48%	—
Pounds Sterling	4.94%	—
Norwegian Kroner	0.87%	—
Japanese Yen	8.75%	—
Czech Koruna	0.55%	—

Total External Bonds (in millions of Euro)	55,060,145,768	60,238,581,961
Source: Ministry of Economy and Finance.